FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes        No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes        No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1)	Consolidated Financial Statements as of and for the periods ended September 30, 2004 and 2003.

2)	Management's Discussion and Analysis for the period ended September 30, 2004.

Item 1

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

for the nine-month periods ended
September 30, 2004 and 2003
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Review Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos

UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Chairman and Members of the Board of Directors
    of Compañía de Telecomunicaciones de Chile S.A.

We have reviewed the accompanying interim consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of September 30, 2004 and 2003 and the related interim consolidated statements of income and cash flows for the nine-month periods then ended. These interim consolidated financial statements (including the related notes) are the responsibility of the management of the Company. The accompanying Management's Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review of the interim consolidated financial statements at September 30, 2004 and 2003, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

/s/ DELOITTE

October 15, 2004

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2004)

A S S E T S	Notes	2004	2003
		ThCh$	ThCh$
CURRENT ASSETS
Cash		6,559,003	11,253,673
Time deposits	(35)	162,306,466	273,430
Marketable securities, net	(4)	24,347,305	48,290,006
Accounts receivable, net	(5)	171,048,884	216,759,696
Notes receivable, net	(5)	5,256,899	6,061,897
Other receivables	(5)	21,984,549	11,598,711
Due from related companies	(6 a)	25,356,734	19,989,077
Inventories, net		7,106,111	20,038,925
Recoverable taxes		—	21,971,497
Prepaid expenses		4,594,512	8,896,484
Deferred taxes	(7 b)	15,579,256	21,514,392
Other current assets	(8)	211,828,289	36,026,171
TOTAL CURRENT ASSETS		655,968,008	422,673,959
PROPERTY, PLANT AND EQUIPMENT	(10)
Land		26,184,666	28,165,146
Buildings and improvements		188,481,195	189,972,371
Machinery and equipment		3,086,651,531	3,499,145,112
Other property, plant and equipment		251,491,620	387,406,971
Technical revaluation		9,386,693	9,399,467
Less: Accumulated depreciation		2,157,964,021	2,217,152,406
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,404,231,684	1,896,936,661
OTHER LONG-TERM ASSETS
Investment in related companies	(11)	7,756,394	10,645,697
Investment in other companies		3,928	3,928
Goodwill	(12)	19,618,607	164,060,549
Other receivables	(5)	18,666,057	31,091,715
Intangibles	(13)	34,740,816	36,724,975
Less: Accumulated amortization	(13)	6,181,265	4,098,028
Others	(14)	3,956,892	10,126,546
TOTAL OTHER LONG-TERM ASSETS		78,561,429	248,555,382
TOTAL ASSETS		2,138,761,121	2,568,166,002

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2004)

L I A B I L I T I E S	Notes	2004	2003
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term debt with banks and financial institutions	(15)	19,333,609	19,505,494
Current maturities of long-term debt	(15)	139,385,177	57,234,238
Commercial paper	(17 a)	34,509,084	10,119,174
Current maturities of bonds payable	(17)	7,099,458	111,713,626
Current maturities of other long-term obligations		31,979	452,848
Dividends payable		124,521,516	170,523
Trade accounts payable	(34)	63,081,389	133,028,051
Notes payable		—	231,086
Other payables		18,062,135	43,565,051
Notes and accounts payable to related companies	(6 b)	31,833,928	20,459,743
Accruals	(18)	6,483,812	9,646,954
Withholdings		11,326,100	9,381,524
Income tax		30,719,607	—
Unearned income		8,182,655	7,836,295
Other current liabilities		1,863,902	2,839,320
TOTAL CURRENT LIABILITIES		496,434,351	426,183,927
LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	243,783,223	377,561,451
Bonds payable	(17)	317,550,159	344,177,678
Other accounts payable		997,413	9,175,189
Notes and accounts payable to related companies	(6 b)	—	23,072,882
Accruals	(18)	19,057,449	19,430,545
Deferred taxes	(7 b)	58,007,428	47,581,286
Other liabilities		4,259,894	4,753,687
TOTAL LONG-TERM LIABILITIES		643,655,566	825,752,718
MINORITY INTEREST	(20)	1,519,738	1,282,682
SHAREHOLDERS' EQUITY	(21)
Paid-in capital		859,490,281	865,435,375
Reserve for monetary correction of equity		16,330,315	10,385,221
Other reserves		(837,209)	60,030
Retained earnings		122,168,079	439,066,049
Retained earnings		50,823,547	429,395,215
Net income for the period		324,372,126	9,670,834
Provisory dividend (less)		253,027,594	—
TOTAL SHAREHOLDERS' EQUITY		997,151,466	1,314,946,675
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,138,761,121	2,568,166,002

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2004)

		2004	2003
		ThCh$	ThCh$
OPERATING RESULTS:
Operating revenues		556,062,153	615,595,049
Less: Operating costs		355,257,336	396,281,252
Gross profit		200,804,817	219,313,797
Less: Administrative and selling expenses		123,434,625	129,655,758
OPERATING RESULTS		77,370,192	89,658,039
NON-OPERATING RESULTS:
Interest income		7,136,772	6,047,619
Equity in earnings of equity-method investees	(11)	353,666	1,073,260
Other non-operating income	(22 a)	471,688,284	11,561,420
Equity in losses of equity-method investees	(11)	85,269	423,439
Less: Amortization of goodwill	(12)	140,000,015	20,572,392
Less: Interest expense and other		35,533,901	50,220,394
Less: Other non-operating expenses	(22 b)	7,787,794	7,235,592
Price-level restatement	(23)	(2,275,986)	(415,141)
Foreign exchange gain	(24)	13,464,652	1,380,037
NON-OPERATING LOSS, NET		306,960,409	(58,804,622)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		384,330,601	30,853,417
Income taxes	(7 c)	(59,779,033)	(21,077,057)
INCOME BEFORE MINORITY INTEREST		324,551,568	9,776,360
Minority interest	(20)	(179,442)	(105,526)
NET INCOME FOR THE PERIOD		324,372,126	9,670,834

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH FLOWS FROM OPERATING ACTIVITIES	166,044,191	203,147,692
Net income for the period	324,372,126	9,670,834
Sales of assets :	(469,320,661)	(3,917,051)
(Gain) on sales of property, plant and equipment	(708,862)	(333,793)
Gain on sales of investments (less)	(468,611,799)	(3,651,096)
Loss on sales of investments	—	67,838
Debits (credits) to income that do not represent cash flows:	333,157,865	246,842,013
Depreciation for the period	181,675,108	203,930,774
Amortization of intangibles	2,068,043	1,392,171
Provisions and write offs	21,005,889	25,176,277
Net income from investments in related companies	(353,666)	(1,073,260)
Loss from investments in related companies	85,269	423,439
Amortization of goodwill	140,000,015	20,572,392
Price-level restatement	2,275,986	415,141
Foreign exchange gain	(13,464,652)	(1,380,037)
Other credits to income that do not represent cash flows	(1,792,247)	(5,141,494)
Other debits to income that do not represent cash flows	1,658,120	2,526,610
Changes in operating assets Increase (decrease)	(8,641,804)	(11,660,562)
Trade accounts receivable	(7,882,210)	(17,250,013)
Inventories	(14,357,672)	(5,211,401)
Other assets	13,598,078	10,800,852
Changes in operating liabilities (Increase) decrease	(13,702,777)	(37,893,068)
Accounts payable related to operating activities	(47,041,298)	(36,125,387)
Interest payable	(7,638,500)	(9,912,521)
Income taxes payable (net)	44,587,987	14,863,279
Other accounts payable related to non-operating activities	(2,546,888)	(3,926,133)
V.A.T. and other similar taxes payable	(1,064,078)	(2,792,306)
Minority interest	179,442	105,526

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH USED IN FINANCING ACTIVITIES	(615,927,264)	(162,229,263)
Obligations with the public	34,651,890	20,127,715
Other sources of financing	75,405	—
Dividends paid (less)	(507,979,982)	(17,046,511)
Loans repaid (less)	(17,081,823)	(94,565,987)
Obligations with the public repaid (less)	(103,406,742)	(70,744,480)
Repayment of other loans from related companies (less)	(22,186,012)	—
NET CASH USED IN INVESTMENT ACTIVITIES	784,697,981	(40,989,893)
Sales of property, plant and equipment	117,895	645,987
Sales of permanent investments	677,140,975	33,955,503
Sales of other investments	17,233,225	63,451,973
Collection of documented loans to related companies	169,029,504	—
Other investment income	—	209
Acquisition of property, plant and equipment (less)	(70,081,046)	(101,897,557)
Investments in financial instruments (less)	(6,366,573)	(33,929,011)
Other investment activities (less)	(2,375,999)	(3,216,997)
NET CASH FLOWS FOR THE PERIOD	334,814,908	(71,464)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,544,382)	(606,052)
NET INCREASE OF CASH AND CASH EQUIVALENTS	330,270,526	(677,516)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,963,939	21,647,153
CASH AND CASH EQUIVALENTS AT END OF PERIOD	364,234,465	20,969,637

The accompanying notes 1 to 35 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(Translation of financial statements originally issued in Spanish)

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiary companies registered with the Securities Registry:

As of September 30, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

Subsidiaries	Taxpayer No.	Registration Number	Participation (direct & indirect)
			2003%	2004%
Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telemergencia S.A.	96,971,150-8	In process	99.99	99.99	(1)

(1)	As of the date of presentation of these financial statements, the Company is in the process of registering this Company with the Securities Registry of the Superintendency of Securities and Insurance.

2.	Significant Accounting Principles:

(a)	Accounting period:

The interim consolidated financial statements cover the nine-month periods ended September 30, 2004 and 2003.

(b)	Basis of preparations:

These interim consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

The Company's financial statements as of and for the nine-month periods ended September 30, and as of and for the year ended December 31, 2003, are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c)	Basis of presentation:

The interim consolidated financial statements as of and for the nine-month period ended September 30, 2003 and their notes have been adjusted for comparison purposes by 1.7% in order to allow comparison with the interim consolidated financial statements as of and for the nine-month period ended September 30, 2003. For comparison purposes, there have been certain non-significant reclassifications made to the 2003 financial statements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(d)	Basis of consolidation:

These interim consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter company transactions have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 20).

Companies included in consolidation:

As of September 30, 2004 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Participation Percentage
Taxpayer No.	Company Name	2004			2003 Total
		Direct	Indirect	Total
79.727.230-2	CTC Isapre S.A. (1)	—	—	—	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96.551.670-0	Telefónica Mundo S.A.	99.16	—	99.16	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96.786.140-5	Telefónica Móvil S.A. (2)	99.99	—	99.99	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96.887.420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96.971.150-8	Telemergencia S.A.	99.67	0.32	99.99	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (3)	—	—	—	99.66
96.834.320-3	Telefónica Internet Empresas S.A. (4)	—	99.99	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (5)	—	79.99	79.99	79.99
78.703.410-1	Tecnonáutica S.A.	—	99.99	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (6)	—	—	—	99.99
96.893.540-2	Infochile S.A. (5)	—	—	—	99.99

1)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulted in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$ 66,705.

2)	On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil Chile S.A.. This transaction meant a disbursement on the part of Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which were paid on July 28, 2004. For Telefónica CTC Chile this transaction meant recognizing a net of tax gain of US$ 470 million after extraordinary amortization of the balance of goodwill on this investment as of June 2004 (see Note 12c).

3)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile, held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

4)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

5)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

6)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(e)	Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the changes in the purchasing power of the currency during the nine-month periods ended September 30, 2004 and 2003. The accumulated variation in the CPI as of September 30, 2004 and 2003, for opening balances, is 1.9% and 1.2%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of:

Year	US$	Euro	UF
September 30, 2004	608.90	757.34	17,190.78
September 30, 2003	660.97	770.81	16,946.03

Foreign exchange gains/losses, are credited or debited to income for the period.

(g)	Time deposits:

Time deposits are carried at cost, price-level restated (if necessary), plus accrued interest.

(h)	Marketable securities:

Fixed income securities are carried at price-level restated cost or market value, whichever is less.

Investments in mutual funds are carried at market value at each period end. Investments in shares are shown at the lower of their price-level restated cost or market.

(i)	Inventories:

Equipment, is carried at price-level restated purchase or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)	Subsidies on sale of cellular telephones:

This amount represents the difference between the cost at which the cellular equipment of Telefónica Móvil de Chile S.A. is purchased from suppliers and the price at which it is sold to customer.

The amount of subsidy both for prepayment customers as well as for customers with contracts, with the exception of accommodation contracts, is charged to income when the equipment is sold.

The amount of commission on the sale of equipment under the prepayment, contract and accommodation contract arrangements is fully charged to income at the time of the sale or signing of the accommodation contract.

(k)	Accommodation Contracts:

The cost of this equipment made available under accommodation contracts is capitalized as property, plant and equipment and depreciated over 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

Effective June 1, 2002, a revised policy of customer loyalty was implemented, consisting of changing equipment out under accommodation contracts after only 18 months. Therefore, as of this date, depreciation on any phones made available under this policy has been charged to income over 18 months and any additionally required depreciation for early cancellation of contracts has been provided.

Effective September 2003, the Company changed the manner of marketing equipment under accommodation contracts for that of equipment rental, by means of which the equipment is provided for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

As of September 30, 2004 and 2003, the capitalized cost of this equipment is ThCh$ 19,495,227, while accumulated depreciation is ThCh$ 14,361,440, respectively.

(l)	Allowance for doubtful accounts:

Varying percentages are applied to the different aging brackets when calculating the allowance for doubtful accounts, taking into consideration the age of the receivable and projected collection success, with up to 100% of debts older than 120 days (180 days in the case of major customers (corporations)) being provisioned.

(m)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at its appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and that acquired subsequently is carried at its acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

Assets under construction and not yet in use included the real financial cost of loans related to their financing, which originated during the construction stage and which could have been avoided had these disbursements not been incurred.

(n)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.41%.

(ñ)	Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option which are under contracts which meet the characteristics of a financial lease, are recorded as "Other Assets". These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(o)	Intangibles

i)	Rights to underwater cable:

Corresponds to the rights acquired by the Company, for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

ii)	Licenses (software):

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii)	License for the use of radio-electric space:

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

(p)	Investments in related companies:

These investments are accounted for under the equity method which recognizes the investee's share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(q)	Goodwill:

In the case of investments made though December 31, 2003, corresponds to the excess of the purchase price of an investment over the net book value of the assets acquired and liabilities assumed. Net book value of the assets acquired and liabilities assumed in excess of the purchase price is recorded as negative goodwill. Goodwill and negative goodwill amortization periods have been determined considering factors such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

(r)	Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets.

(s)	Bond payable:

•	Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

•	Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are capitalized and amortized using the straight-line method over the term of the respective liability.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(t)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of September 30 of each period presented, deferred tax assets and liabilities reflect the increase in tax rate, if applicable, associated with the estimated period of reversal. Recognition for the effect on deferred taxes from an increase in income tax rates follows Technical Bulletin No. 71 issued by of the Chilean Accountants Association. (See Note 7).

(u)	Staff severance indemnities:

The obligation of the Company for staff severance indemnities is provided for at the present value of the obligation, using an annual discount rate of 7%, considering the projected service period of the employee. (See Note 19).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

(v)	Operating revenues:

The Company's revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

(w)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. (The exchange cover insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same).

(x)	Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note27).

(y)	Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(z)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars; this account also includes differences arising from subsidiaries and related companies investments abroad. The balance of this account is credited (charged) to income in the same period in which the gain or loss over any total or partial disposition of these investments occurs.

(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

(ac)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these, are incurred, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

3.	Accounting Changes:

Accounting principles have been consistently applied during the periods covered by these financial statements.

a)	Change of reporting entity:

i)	Sale of Compañía de Teléfonos Isapre S.A.:

On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$ 66,705 (historic) loss on the sale of that investment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

3.	Accounting Changes, continued:

a)	Change of reporting entity, continued:

ii)	Sale of Telefónica Móvil de Chile S.A.

Due to the sale of the shares it had in subsidiary Telefónica Móvil de Chile S.A. as of September 30, 2004, Telefónica CTC Chile deconsolidated its financial statements with that company as of July 1, 2004.

As of September 30, 2003 this investment was consolidated line by line. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

2003 ThCh$
Assets
Current Assets	75,165,203
Property, Plant And Equipment	357,179,876
Other Long-Term Assets	14,208,690
Total Assets	446,553,769
Liabilities
Current Liabilities	91,882,453
Long-Term Liabilities	138,869,115
Shareholders' Equity	215,802,201
Total Liabilities And Shareholders' Equity	446,553,769

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was only recorded at Equity Value.

	Jan-Sep 2004 ThCh$	Jan-Sep 2003 ThCh$	Variation
			ThCh$	%
Operating revenues	430,418,352	448,511,131	(18,092,779)	−4.0%
Operating costs	(348,925,672)	(369,795,736)	20,870,064	−5.6%
Salaries and employee benefits	(57,048,507)	(55,524,321)	(1,524,186)	2.7%
Depreciation	(143,288,086)	(154,437,243)	11,149,157	−7.2%
Goods and services	(148,589,079)	(159,834,172)	11,245,093	−7.0%
OPERATING RESULTS	81,492,680	78,715,395	2,777,285	3.5%
Gross profit	18.9%	17.6%
EBITDA	52.2%	52.0%
EBITDA	224,780,766	233,152,638	(8,371,872)	−3.6%
Interest income	11,980,503	12,231,840	(251,337)	−2.1%
Equity in earnings of equity-method investees (1)	(7,709,915)	6,610,960	(14,320,875)	C.S.
Amortization of goodwill	(140,000,015)	(20,572,392)	(119,427,623)	580.5%
Interest expense	(35,068,213)	(49,539,295)	14,471,082	−29.2%
Other non-operating expenses	463,736,622	4,916,928	458,819,694	C.S.
Price-level restatement	11,238,404	885,879	10,352,525	1,168.6%
NON-OPERATING RESULTS	304,177,386	(45,466,080)	349,643,466	C.S.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

3.	Accounting Changes, continued:

a)	Change of reporting entity, continued:

	Jan-Sep 2004 ThCh$	Jan-Sep 2003 ThCh$	Variation
			ThCh$	%
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	385,670,066	33,249,315	352,420,751	1,059.9%
Income taxes	(61,118,498)	(23,472,957)	(37,645,541)	160.4%
Minority interest	(179,442)	(105,525)	(73,917)	70.0%
NET INCOME FOR THE PERIOD	324,372,126	9,670,833	314,701,293	3,254.1%

(1)	For 2004 Telefónica Móvil de Chile S.A., incurred to a loss of ThCh$ 7,978,287, whereas for 2003 it had net income of ThCh $ 5,961,122.

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2004 ThCh$	2003 ThCh$
Shares	694,120	459,545
Commercial paper	23,218,937	47,739,524
Mutual fund units	434,248	81,959
Others	—	8,978
Total Marketable Securities	24,347,305	48,290,006

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$
Foreign	New Skies Satellites	57,760	0.057%	4,762	275,030	257,148
Foreign	Intelsat	96,022	0.057%	—	—	436,972
Value of investment portfolio at market and price-level					275,030	694,120
Restated cost					—	—
Book value of investment portfolio					—	694,120

Investment in debt securities (Fixed Income)

	Date		Par Value ThCh$	Book Value		Market Value ThCh$
Instrument	Purchase	Maturity		Amount ThCh$	Rate		Provision ThCh$
Zero-051201	Dec-2002	Oct-2005	3,249,002	3,534,293	5.07	3,600,564	—
Zero-051101	Dec-2002	Nov-2005	1,550,140	2,076,961	5.85	2,116,360	—
Zero-051001	Dec-2002	Dec-2005	12,176,423	14,429,693	5.85	14,715,551	—
Sub-Total			16,975,565	20,040,947	—	20,432,475	—
BCD-501005	Sep-2004	Oct-2005	3,044,500	3,177,990	2.50	3,177,990	—
Total			20,020,065	23,218,937	—	23,610,465	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

5.	Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current
Description	Up to 90 days		Over 90 up to 1 year		Subtotal 2004 ThCh$	Total Current (net)				Long-term
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$		2004		2003		2004 ThCh$	2003 ThCh$
						ThCh$	%	ThCh$	%
Trade accounts receivable	252,160,712	291,735,116	8,003,303	11,094,838	260,164,015	171,048,884	100.0	216,759,696	100.0	2,730,050	4,639,385
Standard telephony service	183,891,388	183,076,891	4,674,645	9,323,414	188,566,033	109,680,355	64.12	116,038,533	53.53	2,730,050	4,639,385
Long distance	45,199,812	48,460,274	—	—	45,199,812	39,716,051	23.22	44,558,903	20.56	—	—
Mobile	—	34,323,996	—	—	—	—	—	32,685,980	15.08	—	—
Communications companies	18,974,894	19,978,432	3,125,728	1,771,424	22,100,622	17,613,405	10.30	18,379,249	8.48	—	—
Others	4,094,618	5,895,523	202,930	—	4,297,548	4,039,073	2.36	5,097,031	2.35	—	—
Allowance for doubtful trade receivables	(86,777,808)	(81,408,551)	(2,337,323)	(4,661,707)	(89,115,131)	—		—		—	—
Notes receivable	12,447,770	14,275,328	807,123	336,660	13,254,893	5,256,899		6,061,897		—	—
Allowance for doubtful notes	(7,997,994)	(8,550,091)	—	—	(7,997,994)	—		—		—	—
Miscellaneous accounts receivable	20,837,108	8,137,009	1,147,441	3,461,702	21,984,549	21,984,549		11,598,711		15,936,007	26,452,330
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
							Total long-term receivables			18,666,057	31,091,715

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related entities:

a)    Notes and accounts receivable:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.942.730-3	Telefónica Mobile Solutions Chile S.A.	109,894	17,332	—	—
Foreign	Telefónica España	475,404	1,057,451	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	—	6,760	—	—
93.541.000-2	Impresora Comercial y Publiguías	5,140,834	3,529,079	—	—
Foreign	Telefónica Sao Paulo	140,548	258,058	—	—
Foreign	Emergia U.S.A.	44,003	—	—	—
96.834.230-4	Terra Networks Chile S.A.	704,058	1,019,280	—	—
96.895.220-k	Atento Chile S.A.	327,914	305,087	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	296,776	—	—
96.910.730-9	Emergia Chile S.A.	91,064	6,547	—	—
Foreign	Telefónica LD Puerto Rico	14,236	—	—	—
Foreign	Telefónica Data EEUU	50,105	686,474	—	—
Foreign	Telefónica Data España	481,172	286,897	—	—
Foreign	Telefónica Argentina	1,796,058	1,220,360	—	—
96.786.140-5	Telefónica Móvil de Chile S.A.	5,301,673	—
Foreign	Telefónica Procesos Tec. de Información	9,981,048	11,018,614	—	—
59.048.390-2	Telefónica Ingeniería y Seguridad S.A.	8,949	4,482	—	—
Foreign	Telefónica Whole Sale International Services	189,476	275,880	—	—
Foreign	Telefónica International WholeSale Services Guatemala S.A.	5,846	—	—	—
Foreign	Telefónica El Salvador	74,542	—	—	—
Foreign	Telefónica Perú	419,910	—	—	—
	Total	25,356,734	19,989,077	—	—

There have been charges and credits recorded in current accounts with these companies for invoicing of sale of materials, equipment and services.

b)    Notes and accounts payable:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96.942.730-3	Telefónica Mobile Solutions Chile S.A.	—	2,272,763	—	—
Foreign	Telefónica España	416,878	247,982	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	134,088	403,273	—	23,072,882
93.541.000-2	Impresora Comercial y Publiguías S.A.	1,958,246	366,128	—	—
Foreign	Telefónica Perú	488,385	148,804	—	—
96.834.230-4	Terra Networks Chile S.A.	3,902,801	3,732,475	—	—
96.895.220-k	Atento Chile S.A.	1,919,242	5,460,200	—	—
96.910.730-9	Emergia Chile S.A.	166,298	265,400	—	—
Foreign	Telefónica International WholeSale Services América S.A.	2,115,802	—	—	—
Foreign	Telefónica International WholeSale Services Guatemala S.A.	13,940	18,014	—	—
Foreign	Telefónica El Salvador	190,049	8,804	—	—
96.786.140-5	Telefónica Móvil de Chile S.A.	11,132,853	—	—	—
Foreign	Telefónica Argentina	1,271,151	—	—	—
Foreign	Telefónica Procesos Tec. de Información	7,076,254	7,196,452	—	—
Foreign	Telefónica WholeSale International Services	881,592	276,283	—	—
Foreign	Telefónica LD Puerto	10,669	2,766	—	—
78.868.200-k	Atento Recursos Ltda.	—	60,399	—	—
82.049.000-2	Coasin Chile S.A.	4,777	—	—	—
Foreign	Telefónica Sao Paulo	150,903	—	—	—
	Total	31,833,928	20,459,743	—	23,072,882

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturity, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related companies, continued:

c)    Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2004 ThCh$		2003 ThCh$
				Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Co.	Sales	360,603	360,603	—	—
			Purchases	(226,279)	(226,279)	—	—
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases	(404,524)	(404,524)	(404,893)	(404,893)
			Financial Expenses	(258,146)	(258,146)	(442,473)	(442,473)
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales	4,717,956	4,717,956	4,341,731	4,341,731
			Purchases	(5,522,446)	(5,522,446)	(4,361,314)	(4,361,314)
			Financial Income	—	—	350,084	350,084
			Other Non-operating Income	—	—	1,595,943	1,595,943
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales	3,998,855	3,998,855	3,249,139	3,249,139
			Purchases	(1,229,571)	(1,229,571)	(428,123)	(428,123)
Atento Chile S.A	96.895.220-k	Associate	Sales	713,776	713,776	624,932	624,932
			Purchases	(10,374,429)	(10,374,429)	(9,127,182)	(9,127,182)
			Other Non-operating Income	—	—	12,801	12,801
Emergia Chile S.A.	96.910.730-9	Associate	Sales	815,912	815,912	296,495	296,495
			Purchases	(52,895)	(52,895)	(30,811)	(30,811)
			Other Non-operating Income	—	—	12,248	12,248
Telefónica Argentina	Foreign	Associate	Sales	960,187	960,187	—	—
			Purchases	(643,897)	(643,897)	—	—
Telefónica Mobile Solutions Chile S.A.	96.942.730-3	Associate	Sales	9,906	9,906	—	—
			Purchases	(1,714)	(1,714)	—	—
Telefónica Wholesale International Services	Foreign	Associate	Sales	1,700,241	1,700,241	233,470	233,470
			Purchases	—	—	(1,122,371)	(1,122,371)
Telefónica Sao Paulo	Foreign	Associate	Sales	140,548	140,548	—	—
			Purchases	(140,585)	(140,585)	—	—
Telefónica International Wholesale Services Guatemala S.A.	Foreign	Associate	Sales	5,846	5,846	—	—
			Purchases	(11,738)	(11,738)	—	—
Telefónica Perú	Foreign	Associate	Sales	415,133	415,133	—	—
			Purchases	(488,385)	(488,385)	—	—
Telefónica LD Puerto Rico	Foreign	Associate	Sales	11,429	11,429	—	—
			Purchases	(10,669)	(10,669)	—	—
Telefónica El Salvador	Foreign	Associate	Sales	3,619	3,619	—	—
			Purchases	(32,598)	(32,598)	—	—
Telefónica Móvil de Chile S.A.	96.786.104-5	Associate	Sales	2,998,284	2,988,284	—	—
			Purchases	(9,510,644)	(9,510,644)	—	—
Atento Recursos Ltda.	78.868.200-k	Associate	Purchases	—	—	(13,499)	(13,499)

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A.. It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the related transaction.

7.    Income tax and deferred taxes:

    a)    General information:

As of September 30, 2004 and 2003 the Parent Company provided for first category income tax of ThCh$ 15,389,334 and ThCh$ 2,317,628, respectively.

In addition to the Parent Company, for the nine-month period ended September 30, 2004 and 2003 a first category income tax provision was recorded for this tax at the subsidiary level for taxable income, amounting to ThCh$ 7,320,724 and ThCh$ 2,587,218, respectively.

As of September 30, 2004, accumulated tax losses amount to ThCh$ 9,000,000 and correspond to Telefónica Asistencia y Seguridad S.A., whereas in 2003 they amounted to ThCh$ 111,000,000, corresponding mainly to the former subsidiary Telefónica Móvil de Chile S.A.

As of September 30, 2004 subsidiaries which had positive taxed retained earnings and their associated tax credits, are detailed in the following table:

Subsidiaries	Taxed Retained Earnings w/15% credit ThCh$	Taxed Retained Earnings w/16% credit ThCh$	Taxed Retained Earnings w/16.5% credit ThCh$	Taxed Retained Earnings w/17% credit ThCh$	Taxed Retained Earnings w/o credit ThCh$	Amount of credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	3	542,713	2,472,342	2,054,683	2,062,511	5,069,741
Telefónica Mundo S.A.	—	2,979,953	957,772	3,285,467	3,319,791	7,223,192
Globus 120 S.A.	372,335	153,899	112,078	20,810	498,042	659,121
Telefónica Empresas CTC Chile S.A.	161,451	1,385,615	959,605	1,879,178	1,972,097	4,385,851

Total	533,789	5,062,180	4,501,797	7,240,138	7,852,441	17,337,905

7.    Income tax and deferred income taxes, continued:

b)	Deferred taxes:

As of September 30, 2004 and 2003, deferred tax liabilities amounted to ThCh$ 42,428,172 and ThCh$ 26,066,894, respectively and the detail is as follows:

Description	2004				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	14,960,935	—	—	—	18,579,219	—	—	—
Vacation provision	486,193	—	—	—	681,907	—	—	—
Tax loss carry forwards	—	1,529,097	—	—	167,743	20,389,437	—	—
Staff severance indemnities	—	—	—	6,078,838	—	938,458	—	6,662,927
Leased assets and liabilities	—	62,791	—	93,615	68,842	71,575	—	128,251
Property, plant and equipment	—	3,858,732	—	176,887,072	102,356	5,382,373	—	203,889,282
Difference in amount of capitalized staff severance	—	758,396	—	—	—	—	—	—
Software	—	—	—	3,980,475	—	—	—	571,491
Unearned revenue	—	—	—	—	495,389	—	—	—
Deferred charge on sale of assets	—	—	—	1,542,302	—	—	—	2,773,535
Collective negotiation bonus (union contract bonus)	—	—	—	70,680	—	—	—	—
Other	145,238	86,255	13,110	1,363,753	1,428,348	107,914	9,412	1,360,781
Sub-Total	15,592,366	6,295,271	13,110	190,016,735	21,523,804	26,889,757	9,412	215,386,267
Complementary accounts net of accumulated amortization	—	(3,978,308)	—	(129,692,344)	—	(10,249,041)	—	(151,164,265)
Sub-Total	15,592,366	2,316,963	13,110	60,324,391	21,523,804	16,640,716	9,412	64,222,002
Tax reclassification	(13,110)	(2,316,963)	(13,110)	(2,316,963)	(9,412)	(16,640,716)	(9,412)	(16,640,716)
Total	15,579,256	—	—	58,007,428	21,514,392	—	—	47,581,286

As indicated in Note 2d numeral 2, as of September 30, balances of net deferred tax assets from Telefónica Móvil de Chile S.A. of ThCh$ 7,795,771 are included in the amount. In the 2004, financial statements that company was consolidated line by line until June 30, 2004, and the effect in income of deferred tax assets and liabilities and their corresponding complementary accounts amounted to ThCh$ 1,353,312.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

7.    Income tax and deferred income taxes, continued:

c)	Income tax breakdown:

The taxes expense recorded by the Company in the nine-month periods ended September 30, 2004 and 2003, originates in the following items:

Description	2004 ThCh$	2003 ThCh$
Current tax expense before tax benefits (income tax)	(23,992,638)	(19,088,505)
Current tax expense (article 21 single tax at 35%)	(28,615)	(71,810)
Current tax expense (first category tax in the nature of a single income tax)	(36,288,086)	—
Tax expense adjustment (previous year)	4,993,932	97,903
Income tax subtotal	(55,315,408)	(19,062,412)
— Current year's deferred taxes	5,743,563	(9,170,217)
— Tax benefits from tax loss carry forwards	1,282,581	14,183,658
— Effect of amortization of deferred assets and liabilities complementary accounts	(11,489,770)	(7,028,085)
Deferred tax subtotal	(4,463,626)	(2,014,644)
Total income tax expense	(59,779,033)	(21,077,056)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

8.    Other Current Assets:

The detail of other current assets is as follows:

	2004 ThCh$	2003 ThCh$
Securities under agreement to resell	194,934,748	9,360,575
Deferred union contract bonus(a)	2,232,837	1,094,970
Adjustment to market value of mobile equipment(c)	—	3,175,473
Deferred forward contracts	564,531	997,688
Telephone directories in circulation	2,648,294	6,104,860
Discount on bonds (note 25)	2,071,096	510,996
Debt issuance costs (note 25)	1,335,971	1,575,864
Commercial paper issuance costs (note 25)	296,947	26,220
Deferred financing costs for debt incurred abroad(b)	696,779	670,468
Exchange forward contracts (net of partial liquidations)	5,809,806	11,100,767
Deferred actuarial loss on severance indemnity plans (net)	—	128,839
Others	1,237,280	1,279,451
Total	211,828,289	36,026,171

(a) During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment was be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 14).

(b) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c) Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based client plan (contract or prepaid) of said equipment, with the exception of accommodation and rented equipment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9.    Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Sep. 24, 2004	Oct. 01, 2004	ABN AMRO BANK		$5,178	0.15%	5,180	BCP0801204	5,179
CRV	Sep. 10, 2004	Oct. 04, 2004	CORP BANCA		$2,202,022	0.16%	2,204,841	BCP0800805	2,204,371
CRV	Sep. 13, 2004	Oct. 05, 2004	ABN AMRO BANK		$2,000,000	0.16%	2,002,347	BCP0800614	2,001,813
CRV	Sep. 13, 2004	Oct. 05, 2004	BCI		$10,000,000	0.17%	10,012,467	BCP0800708	10,009,633
CRV	Sep. 20, 2004	Oct. 06, 2004	ABN AMRO BANK		$6,300,000	0.16%	6,305,376	BCP0801204	6,303,360
CRV	Sep. 13, 2004	Oct. 06, 2004	SCOTIA SUDAMERICANO C. DE B.		$4,694,130	0.15%	4,699,528	BCP0800805	4,698,120
CRV	Sep. 20, 2004	Oct. 06, 2004	SCOTIA SUDAMERICANO C. DE B.		$7,994,563	0.16%	8,001,385	BCP0800406	7,998,826
CRV	Sep. 14, 2004	Oct. 07, 2004	BANCOESTADO		$6,515,814	0.16%	6,523,807	BCP0801205	6,521,374
CRV	Sep. 14, 2004	Oct. 07, 2004	BANCOESTADO		$2,232,426	0.16%	2,235,164	BCP0800907	2,234,331
CRV	Sep. 14, 2004	Oct. 07, 2004	CITIBANK N.A.		$9,297,514	0.16%	9,308,919	BCP0801205	9,305,448
CRV	Sep. 15, 2004	Oct. 13, 2004	BANCO BICE		$108,603	0.16%	108,765	BCP0801205	108,690
CRV	Sep. 15, 2004	Oct. 13, 2004	BCI		$8,000,000	0.17%	8,012,693	BCP0800708	8,006,800
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCO BICE		$2,907,810	0.14%	2,911,610	BCP0800805	2,909,710
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCOESTADO		$3,080,708	0.14%	3,084,733	BCP0800708	3,082,721
CRV	Sep. 16, 2004	Oct. 14, 2004	BCI		$6,500,000	0.17%	6,510,313	BCP0800708	6,505,157
CRV	Sep. 22, 2004	Oct. 18, 2004	BBVA		$448,989	0.16%	449,612	BCP0800805	449,181
CRV	Sep. 22, 2004	Oct. 18, 2004	BBVA		$8,657,204	0.16%	8,669,209	BCP0801205	8,660,898
CRV	Sep. 21, 2004	Oct. 19, 2004	SCOTIA SUDAMERICANO C. DE B.		$2,799,526	0.16%	2,803,707	BCP0800406	2,800,870
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO		$10,868,839	0.16%	10,885,650	BCP0800907	10,874,056
CRV	Sep. 23, 2004	Oct. 21, 2004	ABN AMRO BANK		$771,546	0.16%	772,698	BCP0801204	771,834
CRV	Sep. 23, 2004	Oct. 21, 2004	SCOTIA SUDAMERICANO C. DE B.		$2,109,858	0.16%	2,113,009	BCP0800805	2,110,646
CRV	Sep. 23, 2004	Oct. 21, 2004	SCOTIA SUDAMERICANO C. DE B.		$1,387,232	0.16%	1,389,303	BCP0800805	1,387,750
CRV	Sep. 24, 2004	Oct. 01, 2004	ABN AMRO BANK	UF	994,822	0.15%	995,170	BCU0500907	995,122
CRV	Sep. 13, 2004	Oct. 06, 2004	BANK BOSTON	UF	14,359	0.16%	14,376	CERO010108	14,372
CRV	Sep. 13, 2004	Oct. 06, 2004	SCOTIA SUDAMERICANO C. DE B.	UF	5,870	0.15%	5,877	CERO010508	5,875
CRV	Sep. 20, 2004	Oct. 06, 2004	SCOTIA SUDAMERICANO C. DE B.	UF	5,437	0.16%	5,442	CERO011107	5,440
CRV	Sep. 14, 2004	Oct. 07, 2004	BANCOESTADO	UF	3,795	0.16%	3,800	CERO011205	3,798
CRV	Sep. 14, 2004	Oct. 07, 2004	BANCOESTADO	UF	247,965	0.16%	248,269	CERO010108	248,177
CRV	Sep. 14, 2004	Oct. 07, 2004	CITIBANK N.A.	UF	2,486	0.16%	2,489	CERO011005	2,488
CRV	Sep. 15, 2004	Oct. 13, 2004	BANCO BICE	UF	493,246	0.16%	493,982	CERO010105	493,640
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCO BICE	UF	474,236	0.14%	474,855	PRC-4D0197	474,545
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCOESTADO	UF	1,001	0.14%	1,002	CERO011105	1,001
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCOESTADO	UF	18,292	0.14%	18,316	PRC-4A0301	18,304
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	21,167	0.14%	21,195	CERO011105	21,181

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9.    Information regarding purchase commitment and sales commitment transactions (agreements), continued:

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	185,660	0.14%	185,903	PRC-1D0698	185,782
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	103,883	0.14%	104,019	PRC-1D1298	103,951
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	42,413	0.14%	42,469	PRC-4B1297	42,441
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	356,918	0.14%	357,385	PRC-4D0397	357,151
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	56,118	0.14%	56,192	PRC-4D0798	56,155
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	1,217,243	0.14%	1,218,834	PRC-4D0201	1,218,039
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	98,210	0.14%	98,339	PRC-5C1293	98,275
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	16,336	0.14%	16,357	PRC-5C0294	16,346
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	53,104	0.14%	53,174	PRC-5C0395	53,139
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	123,723	0.14%	123,885	PRC-5C0596	123,804
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	85,446	0.14%	85,557	PRC-5D0393	85,502
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	292,655	0.14%	293,037	PRC-5D0493	292,846
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	196,454	0.14%	196,710	PRC-5D1293	196,582
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	2,841,060	0.14%	2,844,772	PRC-5D0396	2,842,916
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	372,213	0.14%	372,699	PRC-6B0495	372,456
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	744,547	0.14%	745,519	PRC-6D0495	745,033
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	41,179	0.14%	41,233	PRC-5C0696	41,206
CRV	Sep. 16, 2004	Oct. 14, 2004	CITIBANK N.A.	UF	1,151,669	0.14%	1,153,174	BCP0800805	1,152,421
CRV	Sep. 21, 2004	Oct. 19, 2004	SCOTIA SUDAMERICANO C. DE B.	UF	474	0.16%	475	CERO011107	474
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO	UF	449,196	0.16%	449,891	PRC-6D0594	449,411
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO	UF	200,541	0.16%	200,851	PRC-5D0697	200,637
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO	UF	171,062	0.16%	171,326	PRC-6B0695	171,144
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO	UF	209,975	0.16%	210,300	PRC-6D0896	210,076
CRV	Sep. 21, 2004	Oct. 20, 2004	BANCOESTADO	UF	388	0.16%	388	CERO010705	388
CRV	Sep. 23, 2004	Oct. 21, 2004	ABN AMRO BANK	UF	2,828,454	0.16%	2,832,678	BCU0500907	2,829,510
CRV	Sep. 23, 2004	Oct. 21, 2004	SCOTIA SUDAMERICANO C. DE B.	UF	2,910	0.16%	2,914	CERO010705	2,911
CRV	Sep. 10, 2004	Oct. 04, 2004	BANK BOSTON	US$	10,000,000	0.16%	10,012,800	BCD0500205	10,010,667
CRV	Sep. 20, 2004	Oct. 05, 2004	BANCO DE CHILE	US$	9,692,995	0.16%	9,700,701	BCD0500205	9,698,132
CRV	Sep. 20, 2004	Oct. 05, 2004	BANCO DE CHILE	US$	4,607,005	0.16%	4,610,668	BCD0500605	4,609,447
CRV	Sep. 13, 2004	Oct. 06, 2004	BANK BOSTON	US$	9,985,641	0.16%	9,997,890	BCD0500205	9,994,695
CRV	Sep. 15, 2004	Oct. 13, 2004	BBVA	US$	308,154	0.16%	308,614	BCD0501104	308,400
CRV	Sep. 15, 2004	Oct. 13, 2004	BBVA	US$	9,791,846	0.16%	9,806,469	PRD04D0602	9,799,680
CRV	Sep. 15, 2004	Oct. 13, 2004	BANCO BICE	US$	639,721	0.16%	640,676	PRD04D0901	640,233
CRV	Sep. 15, 2004	Oct. 13, 2004	BANCO BICE	US$	158,431	0.16%	158,667	ZERO041101	158,558

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9.    Information regarding purchase commitment and sales commitment transactions (agreements), continued:

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	138,356	0.17%	138,584	BCD0501104	138,477
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	2,926,686	0.17%	2,931,515	PRD04B1001	2,929,262
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	1,294,285	0.17%	1,296,420	PRD04D1201	1,295,424
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	640,673	0.17%	641,730	PRD04C0302	641,237
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	13,509	0.17%	13,531	ZERO041101	13,521
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	1,902,869	0.17%	1,906,009	PRD04D0901	1,904,544
CRV	Sep. 14, 2004	Oct. 14, 2004	BBVA	US$	3,083,622	0.17%	3,088,710	BCD0501005	3,086,335
CRV	Sep. 16, 2004	Oct. 14, 2004	BANCO BICE	US$	17,954	0.14%	17,978	ZERO041101	17,966
CRV	Sep. 22, 2004	Oct. 18, 2004	BANCO DE CHILE	US$	31,150	0.16%	31,193	BCD0500205	31,164
CRV	Sep. 22, 2004	Oct. 18, 2004	BANCO DE CHILE	US$	917,535	0.16%	918,807	BCD0500605	917,927
CRV	Sep. 22, 2004	Oct. 18, 2004	BANCO DE CHILE	US$	129,945	0.16%	130,125	PRD04A1001	130,000
CRV	Sep. 22, 2004	Oct. 18, 2004	BANCO DE CHILE	US$	324,862	0.16%	325,313	PRD04C1001	325,001
CRV	Sep. 22, 2004	Oct. 18, 2004	BANCO DE CHILE	US$	1,296,507	0.16%	1,298,305	PRD04C1101	1,297,060
CRV	Sep. 22, 2004	Oct. 18, 2004	BBVA	US$	631,542	0.16%	632,418	PRD04D0901	631,812
CRV	Sep. 22, 2004	Oct. 18, 2004	BBVA	US$	1,943,143	0.16%	1,945,838	PRD04D1001	1,943,972
CRV	Sep. 22, 2004	Oct. 18, 2004	BBVA	US$	319,121	0.16%	319,564	PRD04C0302	319,257
CRV	Sep. 21, 2004	Oct. 19, 2004	BANCO DE CHILE	US$	8,495,685	0.16%	8,508,371	BCD0500205	8,499,762
CRV	Sep. 21, 2004	Oct. 19, 2004	BANCO DE CHILE	US$	472,391	0.16%	473,097	BCD0500605	472,618
CRV	Sep. 21, 2004	Oct. 19, 2004	BANCO DE CHILE	US$	31,924	0.16%	31,972	BCD0501005	31,939
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	3,617,247	0.16%	3,622,649	BCD0500205	3,618,598
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	31,669	0.16%	31,717	BCD0500605	31,681
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	256,826	0.16%	257,210	BCD0501005	256,922
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	650,364	0.16%	651,336	PRD04D1001	650,607
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	648,892	0.16%	649,861	PRD04D1101	649,134
CRV	Sep. 23, 2004	Oct. 21, 2004	BANCO DE CHILE	US$	1,295,001	0.16%	1,296,935	PRD04D1201	1,295,484
CRV	Sep. 23, 2004	Oct. 21, 2004	BANK BOSTON	US$	5,500,000	0.15%	5,507,700	BCD0500605	5,501,925
					194,802,020		195,056,543		194,934,748

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

10.    Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2004		2003
Description	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	—	26,184,666	—	28,165,146
Building and improvements	77,760,531	188,481,195	74,171,557	189,972,371
Machinery and equipment	1,931,466,928	3,086,651,531	1,935,240,052	3,499,145,112
Central office telephone equipment	916,491,499	1,204,710,569	990,723,137	1,648,385,519
External plant	713,846,972	1,431,010,895	655,838,335	1,415,571,963
Subscribers' equipment	267,052,784	414,916,185	257,090,699	399,005,074
General equipment	34,075,673	36,013,882	31,587,881	36,182,556
Other Property, Plant and Equipment	138,169,742	251,491,620	197,132,518	387,406,971
Office furniture and equipment	74,838,604	104,836,303	93,367,098	134,362,976
Projects, work in progress and their materials	—	54,077,911	—	113,986,095
Leased assets(1)	3,878,247	5,181,172	4,270,282	10,889,578
Property, plant and equipment temporarily out of service	12,440,740	19,604,503	11,727,538	19,860,375
Software	46,216,937	66,779,548	82,659,547	100,286,293
Others	795,214	1,012,183	5,108,053	8,021,654
Technical revaluation—Circular 550	10,566,820	9,386,693	10,608,279	9,399,467
Total	2,157,964,021	3,562,195,705	2,217,152,406	4,114,089,067

(1)	As of September 30, 2004 this account is mainly composed of: ThCh$ 3,283,039 gross value of electronic and computer equipment and accumulated depreciation of ThCh$ 3,268,083 under a 12-year contract signed in 1994, in addition to ThCh$ 1,000,996 gross value of long-distance transmission equipment and accumulated depreciation of ThCh$ 243,993 under an 18-year contract signed in 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and amounts to ThCh$ 182,785,511. Accumulated depreciation of this interest amounts to ThCh$ 103,120,789 and ThCh$ 98,800,594 in 2004 and 2003, respectively.

Operating costs includes a depreciation charge for the nine-month period ended September 30 of ThCh$ 173,526,208 and ThCh$ 199,358,602 for 2004 and 2003, respectively, and administration and selling costs includes a depreciation charge of ThCh$ 5,223,952 for the nine-month period ended September 30, 2004 and ThCh$ 2,000,271 for the nine-month period ended September 30, 2003. Property, plant and equipment temporarily out of service, is made up mainly of telephone equipment being repaired and depreciation amounting to ThCh$ 2,924,948 and ThCh$ 2,571,901 for the nine-month period ended September 30, 2004 and 2003 respectively, which are classified under Other Non-operating Expenses.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

The detail by caption of the technical revaluation is as follows:

	Net Balance	Accumulated Depreciation	Gross property, plant and equipment	Gross property, plant and equipment
Description			2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(486,090)	—	(486,090)	(486,442)
Building and improvements	(932,293)	(3,732,133)	(4,664,426)	(4,664,425)
Machinery and equipment	238,256	14,298,953	14,537,209	14,550,334
Total	(1,180,127)	10,566,820	9,386,693	9,399,467

Depreciation of the technical reappraisal surplus for the period amounts to ThCh$ 39,437 for the nine-month period ended September 30, 2004 and ThCh$ (22,318) for the nine-month period ended September 30, 2003.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 843,310,750 as of September 30, 2004 and ThCh$ 672,522,395 as of September 30, 2003, which include ThCh$ 12,151,217 and ThCh$ 12,219,571, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

11.    Investments in Related Companies:

The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage of participation		Equity of the companies		Net income (loss) of the companies		Net income (loss) of the investment		Investment value		Unearned Income		Investment book value
					2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular participación S.A. (3)	Brazil	Dollar	400,999,739	2.61	2.61	167,562,724	185,577,053	56,797	2,232,283	1,482	58,262	4,373,388	4,843,563	—	—	4,373,388	4,843,563
96.895.220—K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	11,454,331	9,790,018	1,221,167	422,005	352,184	121,706	3,303,427	2,823,438	—	—	3,303,427	2,823,438
93.541.000—2	Impresora y Comercial Publiguías S.A. (2)	Chile	Pesos	45,648	—	9.00	—	32,065,631	—	9,925,470	(77,533)	893,292	—	2,885,907	—	—	—	2,885,907
96.922.950—1	Empresa de Tarjetas Inteligentes S.A.	Chile	Pesos	271,615	20.00	20.00	397,895	463,944	(38,679)	(135,344)	(7,736)	(27,068)	79,579	92,789	—	—	79,579	92,789
96.725.400—2	Sonda S.A. (1)	Chile	Pesos	52,282	—	35.00	—	—	—	(1,132,489)	—	(396,371)	—	—	—	—	—	—
	Total												7,756,394	10,645,697			7,756,394	10,645,697

(1)    On July 29, 2003, Inversiones Santa Isabel Ltda. informed its decision to exercise the purchase option for the remaining 35% of Sonda S.A. agreed upon with Telefónica Empresas Chile S.A.

On August 26, 2003, the Company sold 35% of the shares of Sonda S.A. for ThCh$ 33,388,363, for UF 1,972,206. In this transaction Telefónica recognized a gain of ThCh$6,999,276 before taxes (ThCh$ 5,683,065 net of the effect or taxes).

Telefónica Empresas, does not participate in Sonda S.A. since September 30, 2003, it has only recognized 35% of the net income of Sonda S.A. up to June 30, 2003 as proportional equity value.

(2)    On April 26, 2004, Compañía de Telecomunicaciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A. The selling price was US$ 14,760,000, equivalent to Ch$ 9,013 million, with a gain after taxes of Ch$ 4,940 million. (see note 22a)

(3)    The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

12.	Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2004		2003
Taxpayer No.	Company	Year	Amount amortized in the nine-month period ended September 30 ThCh$	Balance of Goodwill ThCh$	Amount amortized in the nine-month period ended September 30 ThCh$	Balance of Goodwill ThCh$
Foreign	TBS Celular Holding	2001	134,384	2,609,701	133,893	2,789,207
96.887.420-9	Globus 120 S.A.	1998	829,103	15,521,121	826,077	16,628,607
78.703.410-1	Tecnonáutica S.A.	1999	109,751	913,659	109,577	1,061,031
96.786.140-5	Telefónica Móvil S.A. (c)	1997	138,829,225	—	7,516,966	142,877,417
96.834.320-3	Telefónica Internet Empresas S.A. (b)	1999	67,778	564,237	67,531	654,774
96.811.570-7	Telepeajes S.A.	2001	29,774	9,889	29,578	49,513
83.628.100-4	Sonda S.A. (a)	1999	—	—	11,888,770	—
	Total		140,000,015	19,618,607	20,572,392	164,060,549

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As a result of the sale in July 2003 of the 35% holding in this company, the goodwill balance as of that date was written off.

(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

(c)	Due to the sale of this subsidiary on July 23, 2004 the Company extraordinarily amortized the goodwill of ThCh$ 133,872,010 arising on outstanding on that investment as of June 30, 2004.

13.	Intangibles:

The detail of Intangibles is as follows:

	2004 ThCh$	2003 ThCh$
Underwater cable rights (gross)	31,379,027	24,544,016
Accumulated amortization previous period	(3,338,724)	(2,410,311)
Amortization for the period	(1,229,403)	(675,736)
Licenses (Software) (gross)	3,361,789	2,395,855
Accumulated amortization previous period	(935,656)	(268,390)
Amortization for the period	(677,482)	(471,782)
Licenses for use of broad-band width	—	9,785,104
Accumulated amortization previous period	—	(27,156)
Amortization for the period	—	(244,653)
Total Net Intangibles	28,559,551	32,626,947

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

14.	Others (from Other Assets):

The detail of Others is as follows:

	2004 ThCh$	2003 ThCh$
Debt issuance costs (see note 8b)	923,531	1,425,083
Deferred union contract bonus (see note 8a)	1,731,532	429,421
Bond issue expenses (see note 25)	701,905	2,699,594
Leased vehicles	77,331	250,976
Bond discount (see note 25)	246,445	3,613,950
Deferred forward contract premiums	53,317	143,735
Prepaid pole rental	—	486,210
Securities deposits	147,144	302,355
Others	75,687	775,222
Total	3,956,892	10,126,546

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

15.	Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2004	2003	2004	2003	2004	2003	2004	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.030.000-7	BANCO ESTADO	—	—	—	—	9,346,384	9,461,363	9,346,384	9,461,363
97.015.000-5	BANCO SANTANDER SANTIAGO	—	—	—	—	9,987,225	10,044,131	9,987,225	10,044,131
	Total	—	—	—	—	19,333,609	19,505,494	19,333,609	19,505,494
	Outstanding principal	—	—	—	—	19,099,879	19,424,313	19,099,879	19,424,313
	Average annual interest rate	—	—	—	—	2.98%	3.89%	2.98%	3.89%
	Short-term portion of long-term
97.015.000-5	BANCO SANTANDER SANTIAGO	—	—	444,684	31,308,885	—	—	444,684	31,308,885
Foreign	ABN AMRO BANK	1,249,514	1,085,221	—	—	—	—	1,249,514	1,085,221
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	137,690,979	17,568,168	—	—	—	—	137,690,979	17,568,168
97.008.000-7	BANCO CITIBANK	—	7,271,964	—	—	—	—	—	7,271,964
	Total	138,940,493	25,925,353	444,684	31,308,885	—	—	139,385,177	57,234,238
	Outstanding principal	137,002,500	24,024,639	—	30,633,218	—	—	137,002,500	54,657,857
	Average annual interest rate	2.38%	1.63%	1.55%	5.09%	—	—	2.38%	3.52%
	Percentage of obligations in foreign currency:	87.54% for 2004 and 33.78% for 2003
	Percentage of obligations in national currency:	12.46% for 2004 and 66.22% for 2003

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.	Long-term debt with banks and financial institutions:

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or Financial Institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Sep. 30, 2004		Long-term portion as of Sep. 30, 2003
			1 to 2	2 to 3	3 to 5
			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	ABN AMRO BANK (1)	US$	63,934,500	82,201,500	36,534,000	182,670,000	Libor + 1.063%	201,659,205
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	—	—	—	—	—	134,439,469
97.008.000-7	BANCO CITIBANK (2)	US$	—	—	—	—	—	10,829,558
	SUBTOTAL		63,934,500	82,201,500	36,534,000	182,670,000	2.95%	346,928,232
	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO (3)	UF	—	—	61,113,223	61,113,223	Tab 360 + 0.95%	30,633,219

	TOTAL		63,934,500	82,201,500	97,647,223	243,783,223	2.60%	377,561,451
	Percentage of obligations in foreign currency:	74.93% in 2004 and 91.89% in 2003
	Percentage of obligations in local currency:	25.07% in 2004 and 8.11% in 2003

(1)	In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

(2)	In August 2004, the Company prepaid this loan, the original maturity of which was January 2006.

(3)	In March 2004, the Company renegotiated this loan, extending the maturity date from April 2004 to April 2008.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.    Obligations with the Public, continued:

a)	Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a line of commercial papers in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined in each issuance of these commercial papers.

On June 26, 2003, Telefónica CTC Chile, placed ThCh $ 20,000,000 in two series (A and B) of commercial papers. The placement agent was Scotiabank Sud Americano.

On May 12, 2004, there was a second placement in two series (C and D) for ThCh$ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

The details of these transactions are those described below:

Registration or identification number of the instrument	Series	Current nominal amount placed M$	Bond readjustment unit M$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad
						2004 M$	2003 M$
Short-term commercial papers
005	B	10,000,000	Ch$ non-adjustable	0,2974	Nov 20, 2003	—	10,119,174	Chile
005	C	17,500,000	Ch$ non-adjustable	0,2257	Apr 5, 2005	17,275,230	—	Chile
005	D	17,500,000	Ch$ non-adjustable	0,2286	May 5, 2005	17,233,854	—	Chile
				Total		34,509,084	10,119,174

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

17.    Obligations with the Public, continued:

b)    Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Location of bond placement
						Interest payment	Amortizations	2004	2003
								ThCh$	ThCh$
Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,634,085	1,664,132	Chile
203.23.04.98	K	37,879	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	1,213,844	695,718	Chile
Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	2,472,926	2,807,115	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	1,778,603	2,029,383	Abroad
Issued in Luxembourg	Eurobonds	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	—	104,517,278	Abroad
							Total	7,099,458	111,713,626
Long-term bonds
143.27.06.91	F	714,286	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	13,507,041	14,771,896	Chile
203.23.04.98	K	3,954,546	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	67,981,722	68,804,953	Chile
Issued in New York	Yankee Bonds (a)	187,684,998	US$	7.625	Jul.2006	Semi-annual	Maturity	114,281,396	126,161,359	Abroad
Issued in New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	121,780,000	134,439,470	Abroad
							Total	317,550,159	344,177,678

(a) Starting May 2003, Telefónica CTC Chile made a partial repurchase of 12.3 million dollars denominated in this currency . This transaction was priced at 111.05% of par value, which resulted in a payment of 13.68 million dollars, plus interest accrued as of that date on the nominal amount of the repurchase.

These transactions implied recognizing in income the unamortized placement expenses on these bonds, as well as the bond discount.

COMPAÑ|$$|AaIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

18.	Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$
Current
Staff severance indemnities	104,607	229,969
Vacation	2,864,731	4,011,213
Other employee benefits (a)	6,461,216	8,938,660
Employee benefit advances	(2,946,742)	(3,532,888)
	6,483,812	9,646,954
Long-term
Staff severance indemnities	19,057,449	19,430,545
Total	25,541,261	29,077,499

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2004 and 2003, there were bad debt write-offs of ThCh$ 141,249 and ThCh$ 1,362,768, respectively, which were charged against the respective allowance for doubtful accounts.

19.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$
Operating costs and administration and selling expenses	3,366,911	3,413,231
Other non-operating expenses	3,188,902	—
Total	6,555,813	3,413,231
Payments in the period	(6,909,438)	(1,394,855)

20.	Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries, owned by third parties. The breakdown for the nine-month periods ended September 30, 2004 and 2003, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
	2004	2003	2004	2003	2004	2003
	%	%	M$	M$	M$	M$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	124,863	17,995	30,439	(12,135)
Telefónica Mundo S.A.	0.84	0.84	1,179,020	1,102,039	112,930	149,232
Fundación Telefónica	50.00	50.00	215,818	157,128	36,068	(31,674)
Comunicaciones Mundiales S.A.	0.34	0.34	—	5,489	—	97
CTC Equipos y Servicios S.A.	0.0001	—	37	31	5	6
Total			1,519,738	1,282,682	179,442	105,526

COMPA|$$|AtN|$$|AaIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

21.    Shareholders' Equity

During the periods ended September 30, 2004 and 2003, respectively, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Price-level Restatement	Contributed surplus	Other reserves	Retained earnings	Net income for the period	Provisory dividend	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2004
Balances as of December 31, 2003	859,490,281	—	—	(791,199)	421,404,583	10,133,882	—	1,290,237,547
Transfer of 2003 net income to retained earnings	—	—	—	—	10,133,882	(10,133,882)	—	—
Adjustment of foreign investment conversion reserve	—	—	—	(29,889)	—	—	—	(29,889)
Final dividend 2003	—	—	—	—	(3,062,903)	—	—	(3,062,903)
Final eventual dividend	—	—	—	—	(383,441,784)	—	—	(383,441,784)
2004 interim dividend	—	—	—	—	—	—	(252,244,349)	(252,244,349)
Price-level restatement	—	16,330,315	—	(16,121)	5,789,769	—	(783,245)	21,320,718
Net income for the period	—	—	—	—	—	324,372,126	—	324,372,126
Balances as of September 30, 2004	859,490,281	16,330,315	—	(837,209)	50,823,547	324,372,126	(253,027,594)	997,151,466
2003
Balances as of December 31, 2002	736,468,120	—	114,512,356	1,924,736	451,465,216	(17,680,376)	—	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	—	(17,680,376)	17,680,376	—	—
Absorption of accumulated deficit development period	114,512,356	—	(114,512,356)	—	—	—	—	—
Final dividend 2002					(16,750,249)	—	—	(16,750,249)
Adjustment of foreign investment conversion reserve	—	—	—	(1,887,404)	—	—	—	(1,887,404)
Price-level restatement	—	10,211,766	—	21,695	5,188,668	—	—	15,422,129
Net income for the period	—	—	—	—	—	9,509,308	—	9,509,308
Balances as of September 30, 2003	850,980,476	10,211,766	—	59,027	422,223,259	9,509,308	—	1,292,983,836
Restated balances as of September 30, 2004	865,435,375	10,385,221	—	60,030	429,395,215	9,670,834	—	1,314,946,675

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

21.	Equity, continued:

(a)	Paid-in capital:

As of September 30, 2004, the Company's paid-in capital is detailed as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	784,814,326	784,814,326
B	74,675,955	74,675,955

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase stock capital, by capitalizing the share premium for ThCh$114,512,356.

(b)	Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of September 30, 2004 is as follows:

Class of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	57.29	2
Less than 10% holding:
Investment equal to or exceeding UF 200	41.94	1,887
Investment under UF 200	0.77	11,584
Total	100.00	13,473
Controlling share holder	44.90	1

(c)	Dividends:

As established in Law No. 18,046, unless otherwise agreed upon by unanimous vote of all shareholders at a Shareholders' Meeting, when there is net income, at least 30% must be distributed as dividends.

On April 4, 2003, the dividend distribution policy proposed by the Board for 2003 was made known to the Ordinary Shareholders' Meeting.

Distribute for 2003, at least 30% of net income earned in the year a percentage, (that is equal to that required by law) by means of a final dividend in May 2004, which will be proposed at the corresponding Ordinary Shareholders' Meeting.

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), out of retained earnings as of December 31, 2002, and which was paid on July 31, 2003.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

21.	Equity, continued:

(c)	Dividends, continued:

On April 15, 2004, the Ordinary Shareholders' Meeting, approved the payment of final dividend No. 164 of Ch$ 3.20 per share equivalent to ThCh$ 3,062,903, charging net income for 2003. The dividend was paid on May 7, 2004.

Additionally during July 2004 distribution of the following dividends was agreed:

— On June 14, 2004, the Board of Directors of the Company agreed to distribute to shareholders an interim dividend against net income for 2004.

— In turn the Extraordinary Shareholders' Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final eventual dividend against retained earnings as of December 31, 2003.

Both dividends, for US$ 800 million, were subject to the closing of the sale of all the shares of Telefónica Móvil de Chile S.A., event that would be consummated if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders' Meeting which implied paying the tax derived from the sales transaction, amounting to US$ 51 million.

On July 23, 2004, the contract was signed for the sale of shares of former subsidiary Telefónica Móvil de Chile S.A. Therefore, on August 31, 2004, the Company paid the previously approval dividends corresponding to the sale of its subsidiary. The dividends are broken down in the following manner:

•	Dividend No. 165, ThCh$ 383,441,784 charges to retained earnings.

•	Interim dividend No. 166, ThCh$ 127,813,928, declared out of 2004 income.

On September 21, 2004, the Company's Board, taking into account the cash situation, the projected investment levels and the solid financial indicators for 2004 and later, modified the dividend distribution policy, reported to the Ordinary Shareholders' Meeting of April 2004, and declared that it was the intention of the Board to distribute 100% of net income earned during the current year, by means of an interim dividend in November of each year and a final dividend in May of the following year, that will be submitted to the corresponding Ordinary Shareholders' Meeting.

In the context of the foregoing modification, the Board agreed to distribute an interim dividend (No. 167) out of net income of Ch$130 per share equivalent to ThCh$ 124,430,423 for 2004 and which will be paid on November 4, 2004.

(d)	Other reserves:

Other Reserves includes the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

Amount
	Company	December 31, 2003 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of September 30, 2004 ThCh$
96.720.710-1	Invercom S.A.	41,417	—	(41,417)	—
84.119.600-7	Instacom S.A.	15,883	—	(15,883)	—
Foreign	TBS Participación S.A. (1)	(848,499)	(16,121)	27,411	(837,209)
	Total	(791,199)	(16,121)	29,889	(837,209)

(1)	This increase (decrease) corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin No. 64 of the Chilean Association of Accountants.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

22.	Income and Expenses:

(a)	Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2004 ThCh$	2003 ThCh$
Penalties on suppliers and indemnities	127,743	1,170,206
Proceeds from sale of used equipment	928,098	463,820
Sales of promotional material	101,076	—
Real estate rental	127,321	—
Gain on sale Publiguías S.A. (1)	6,463,669	—
Gain on sale Telefónica Móvil de Chile S.A. (2)	462,148,130	—
Provision for lower market value of New Skies Satellites	222,413	—
Gain on sale Sonda S.A (4)	—	3,651,096
Provision for adjustment of Terra Network to market value (3)	—	3,458,766
Compensatory final payment for Publiguías agreement termination	—	1,598,624
Others	1,569,834	1,218,908
Total	471,688,284	11,561,420

(1)	See note 11 "Investment in related Companies" number 2.

(2)	See note 2 d) "Significant Accounting Principles" number 6.

(3)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares that the company held in Terra Networks S.A., through the IPO (Initial Public Offering) launched by Telefónica S.A. The IPO price was 5.25 Euros per share which at the exchange rate at the date on which the sale materialized, represented a total sales value of ThCh$ 12,744,558.

(4)	Corresponds to the sale of 35% of Sonda S.A.

(b)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2004 ThCh$	2003 ThCh$
Other Expenses:
Lawsuit indemnities and other provisions	1,141,359	1,996,280
Depreciation and retirement of out of service property, plant and equipment (1)	2,924,948	3,090,262
Restructuring costs	3,366,575	—
Provision for assets in disuse	—	528,487
Donations	—	149,990
Others	354,912	1,470,573
Total	7,787,794	7,235,592

(1)	As of September 2004 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2003 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

23.	Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Inventories	C.P.I.	116,381	47,336
Prepaid expenses	C.P.I.	3,314	—
Prepaid expenses	U.F.	(30,126)	—
Other current assets	C.P.I.	329,801	565,625
Other current assets	U.F.	(3,902,531)	(6,302,299)
Short and long-term deferred taxes	C.P.I.	2,529,577	1,795,709
Property, plant and equipment	C.P.I.	30,793,593	23,710,186
Investments in related companies	C.P.I.	98,803	235,402
Goodwill	C.P.I.	1,489,453	2,189,234
Long-term debtors	C.P.I.	178,876	(1,335,781)
Long-term debtors	U.F.	(188,913)	—
Other long-term assets	C.P.I.	617,586	305,806
Other long-term assets	U.F.	32,809	2,239,313
Expense accounts	C.P.I.	5,740,721	2,679,064
Total (Charges) Credits		37,809,344	26,129,595

Liabilities — Shareholders' Equity (Charges) Credits	Indexation	2004 ThCh$	2003 ThCh$
Short-term obligations	C.P.I.	(9,267)	(52,030)
Short-term obligations	U.F.	(3,904,180)	(3,296,939)
Long-term obligations	C.P.I.	(209,523)	(14,352)
Long-term obligations	U.F.	(2,336,985)	(3,673,216)
Shareholders' equity	C.P.I.	(21,320,718)	(15,684,093)
Revenue accounts	C.P.I.	(12,104,657)	(3,824,106)
Total Credits (Charges)		(39,885,330)	(26,544,736)
Loss from price-level restatement, net		(2,275,986)	(415,141)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

24.	Foreign exchange gains/losses:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Current assets	US$	24,568,252	(6,998,466)
Current assets	EURO	3,764,143	(2,873,385)
Long-term receivables	US$	5,206,898	1,897,816
Long-term receivables	EURO	—	(7,025,834)
Other long-term assets	US$	106,558	(187,023)
Other long-term assets	EURO	71	19,672
Total Credits		33,645,922	(15,167,220)
Liabilities (Charges) Credits	Currency	2004 ThCh$	2003 ThCh$
Short-term obligations	US$	366,060	(43,918,470)
Short-term obligations	EURO	(3,668,081)	(1,641,854)
Long-term obligations	US$	(16,879,249)	50,784,211
Long-term obligations	EURO	—	11,323,370
Total (Charges)		(20,181,270)	16,547,257
Income net, from foreign exchange gain		13,464,652	1,380,037

25.	Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Bond issuance expenses	1,335,971	1,575,864	701,905	2,699,594
Discount on debt	2,071,096	510,996	246,445	3,613,950
Commercial papers issuance expense	296,947	26,220	—	—
Total	3,704,014	2,113,080	948,350	6,313,544

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 "Obligations with the Public".

26.	Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions	— see Notes No. 15 and 16
Obligations with the public	— see Notes No. 17

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

25.	Issuance and placement of shares and debt expense, continued:

b)	Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
Zero	2005	20,040,947
BCD	2004	3,177,990

c)	Cash and cash equivalents:

	2004 ThCh$	2003 ThCh$
Cash	6,559,003	11,253,673
Time deposits	162,306,466	273,430
Investments in debt securities	194,934,748	9,360,575
Mutual funds	434,248	81,959
Total	364,234,465	20,969,637

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

27.    Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT							VALUE OF HEDGED ITEM ThCh$	AFFECTED ACCOUNTS
		CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	HEDGED ITEM OR TRANSACTION			ASSET / LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT		NAME	AMOUNT ThCh$	REALIZED	UNREALIZED ThCh$
FR	CI	40,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	40,000,000	24,356,000	asset	24,356,000	—	47,072
									liabilities	(25,615,362)
FR	CI	23,800,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	23,800,000	14,491,820	asset	14,491,820	—	84,256
									liabilities	(15,006,218)
FR	CI	36,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	36,000,000	21,920,400	asset	21,920,400	—	(164,521)
									liabilities	(22,341,820)
FR	CI	19,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	19,000,000	11,569,100	asset	11,569,100	—	(300,697)
									liabilities	(12,938,085)
FR	CCPE	167,700,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	167,700,000	102,112,530	asset	102,112,530	—	694,242
									liabilities	(108,617,619)
FR	CCPE	87,800,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	87,800,000	53,461,420	asset	53,461,420	—	552,251
									liabilities	(53,729,797)
FR	CCPE	105,300,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	105,300,000	64,117,170	asset	64,117,170	—	(3,205,724)
									liabilities	(66,041,829)
FR	CCPE	138,500,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	138,500,000	84,332,650	asset	84,332,650	—	(3,245,293)
									liabilities	(85,573,859)
FR	CI	8,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$ fixed	8,000,000	4,871,200	asset	4,871,200	—	114,945
									liabilities	(4,734,815)
FR	CI	10,400,000	I Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	10,400,000	6,332,560	asset	6,332,560	—	173,498
									liabilities	(6,101,998)
FR	CI	20,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	20,000,000	12,178,000	asset	12,178,000	—	(178,214)
									liabilities	(12,475,874)
FR	CI	9,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	9,000,000	5,480,100	asset	5,480,100	—	(242,671)
									liabilities	(5,686,591)
FR	CCPE	38,000,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$ fixed	38,000,000	23,138,200	asset	23,138,200	—	(683,130)
									liabilities	(24,372,024)
FR	CCPE	114,400,000	I Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	114,400,000	69,658,160	asset	69,658,160	—	3,378,486
									liabilities	(66,219,446)
FR	CCPE	81,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	81,000,000	49,320,900	asset	49,320,900	—	300,280
									liabilities	(49,172,947)
FR	CCPE	22,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$ fixed	22,000,000	13,395,800	asset	13,395,800	—	(609,180)
									liabilities	(13,815,807)
FR	CI	7,000,000	I Trim. 2005	Exchange rate	V	Oblig. in US$	7,000,000	4,421,020	asset	4,421,020	—	159,998
									liabilities	(4,267,592)
FR	CI	10,000,000	II Trim. 2005	Exchange rate	V	Oblig. in US$	10,000,000	6,324,000	asset	6,324,000	—	255,991
									liabilities	(6,109,909)
FR	CI	64,898	I Trim. 2005	Exchange rate	V	Oblig. in US$	64,898	1,115,648	asset	1,115,648	—	33,712
									liabilities	(1,094,654)
FR	CI	398,448	II Trim. 2005	Exchange rate	V	Oblig. in US$	398,448	6,849,638	asset	6,849,638	—	260,932
									liabilities	(6,712,153)
S	CCTE	80,000,000	I Trim. 2005	Interest rate	C	Oblig. in US$	80,000,000	—	liabilities	87,395	—	10,353

S	CCPE	70,000,000	I Trim. 2005	Interest rate	C	Oblig. in US$	70,000,000	—	asset	(6,334)	—	(6,344)
Deferred income for exchange foward contracts									liabilities	(3,002,818)	4,397,895	861,859
Deferred costs for exchange insurance									asset	617,848	(1,958,078)	(567,866)
Exchange foward contracts expensed during the period (net)											10,470,686
Total											12,910,503	(2,275,765)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

28.	Contingencies and restrictions:

a)	Lawsuits:

(i)	Complaints presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch$ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)	Complaint against Chilean government:

Upon extinction of the administrative avenues available to correct alleged illegalities incurred in setting rates, Telefónica CTC Chile S.A. filed an indemnity lawsuit for damages against the Government.

The lawsuit for US$ 274 million, plus readjustments and interest, covers past and future damages until May 2004, due to lower mandated rates than those that should have legally been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments for which the discussion period has ended, the Court of Justice dictated the writ of evidence, defining the pertinent, substantial and disputed evidence, which began the evidential stage, with declarations made by witnesses and presentation of documents by both parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

28.	Contingencies and restrictions, continued:

Once the evidential proceeding was concluded, the expert testimonies requested by the parties began. The Court designated the experts to testify on the different technical matters. On April 2 and June 17, 2004, the first expert reports were presented relating to the overdue status of the fixed telephone-mobile telephone access charges and the optimum location of the switching stations.

(iv)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which establish among others: maximum debt clauses that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of September 30, 2004 the Company complies with all the financial restrictions.

29.	Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

30.	Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2004 ThCh$	2003 ThCh$
Total current assets:		655,968,008	422,673,959
Cash	Non-indexed Ch$	5,816,607	10,716,117
	Dollars	693,598	527,075
	Euros	48,798	10,481
Time deposits	Indexed Ch$	143,247,896	273,430
	Dollars	19,058,570	—
Marketable securities	Indexed Ch$	434,248	90,937
	Dollars	23,913,057	48,199,069
Notes and accounts receivable (a)	Indexed Ch$	15,283,390	803,610
	Non-indexed Ch$	168,606,294	233,616,694
	Dollars	14,400,648	—
Notes and accounts receivable from related companies	Indexed Ch$	—	5,461,223
	Non-indexed Ch$	12,619,516	1,057,451
	Dollars	12,737,218	13,470,403
Other current assets (b)	Indexed Ch$	30,341,935	52,340,500
	Non-indexed Ch$	201,958,302	42,300,869
	Dollars	6,807,931	13,423,375
	Euros	—	382,725
Total property, plant and equipment:		1,404,231,684	1,896,936,661
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,404,231,684	1,896,936,661
Total other long-term assets:		78,561,429	248,555,382
Investment in related companies	Indexed Ch$	7,756,394	10,645,697
Investment in other companies	Indexed Ch$	3,928	3,928
Goodwill	Indexed Ch$	19,618,607	164,060,549
Other long-term assets (c)	Indexed Ch$	41,629,518	45,481,317
	Non-indexed Ch$	8,855,850	9,906,264
	Dollars	697,132	18,457,627
Total assets		2,138,761,121	2,568,166,002
	Indexed Ch$	1,662,547,600	2,176,097,852
	Non-indexed Ch$	397,856,569	297,597,395
	Dollars	78,308,154	94,077,549
	Euros	48,798	393,206

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Accumulated amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

30.    Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2004		2003		2004		2003
Description	Currency	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %	Amount ThCh$	Average annual interest %
Short-term obligations with banks and financial institutions	Non-indexed Ch$	—	—	19,505,494	3.89	19,333,609	2.98	—	—

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	444,684	—	675,667	—	—	—	30,633,218	5.09
	Dollars	138,870,639	2.38	1,794,762	—	69,854	2.36	24,130,591	1.65

Obligations with the public (Commercial paper)	Non-indexed Ch$	—	—	10,119,174	3.40	34,509,084	5.45	—	—

Obligations with the public (Bonds payable)	Indexed Ch$	1,020,128	5.80	1,613,796	5.80	1,827,802	6.29	746,055	5.80
	Dollars	—	—	4,836,497	—	4,251,528	—	—	—
	Euros	—	—	—	—	—		104,517,278	5.38

Long-term obligations maturing within a year	Indexed Ch$	7,995	9.04	416,926	8.95	23,984	9.04	35,922	9.01

Notes and accounts payable to related parties	Indexed Ch$	—	—	403,273	—	—	—	—	—
	Non-indexed Ch$	19,681,642	—	12,272,663	—	7,076,254	—	7,196,452	—
	Dollars	4,909,734	—	426,371	—	166,298	—	160,984	2.89

Other current liabilities (d)	Indexed Ch$	—	—	43,258,175	—	—	—	326,884	—
	Non-indexed Ch$	233,819,744	—	157,159,500	—	29,153,729	—	—	—
	Dollars	1,267,643	—	5,954,245	—	—	—	—	—
TOTAL CURRENT LIABILITIES		400,022,209		258,436,543		96,412,142		167,747,384

Subtotal by currency	Indexed Ch$	1,472,807		46,367,837		1,851,786		31,742,079
	Non-indexed Ch$	253,501,386		199,056,831		90,072,676		7,196,452
	Dollars	145,048,016		13,011,875		4,487,680		24,291,575
	Euros	—		—		—		104,517,278

(b)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

30.    Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Indexed Ch$	—	—	61,113,223	1.55	—	—	—	—
	Dollars	146,136,000	2.94	36,534,000	2.31	—	—	—	—
Bonds payable	Indexed Ch$	4,409,324	6.26	6,883,754	6.41	25,068,428	6.52	45,127,256	6.03
	Dollars	236,061,397	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	11,803,410	—	8,042,742	—	20,045,912	—	19,244,780	—
	Non-indexed Ch$	791,624	—	415,598	—	1,038,996	—	20,939,122	—
	Dollars	—	—	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		399,201,755		112,989,317		46,153,336		85,311,158
Subtotal by currency	Indexed Ch$	16,212,734		76,039,719		45,114,340		64,372,036
	Non-indexed Ch$	791,624		415,598		1,038,996		20,939,122
	Dollars	382,197,397		36,534,000		—		—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	30,633,219	5.09	—	—	—	—	—	—
	Dollars	215,849,749	2.84	131,078,483	2.89	—	—	—	—
Bonds payable	Indexed Ch$	4,289,829	6.32	6,378,773	6.32	25,086,111	6.52	47,822,136	6.68
	Dollars	260,600,829	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	17,028,618	—	8,009,196	—	10,223,918	—	23,135,288	—
	Non-indexed Ch$	2,149,395	—	468,357	—	495,392	—	19,430,545	—
	Dollars	23,072,880	2.07	—	—	—	—	—	—

TOTAL LONG-TERM LIABILITIES		553,624,519		145,934,809		35,805,421		90,387,969
Subtotal by currency	Indexed Ch$	51,951,666		14,387,969		35,310,029		70,957,424
	Non-indexed Ch$	2,149,395		468,357		495,392		19,430,545
	Dollars	499,523,458		131,078,483		—		—

(e)	Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

31.    Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2004 period.

32.    Subsequent events:

In the period between October 1 and 15, 2004, there have been no subsequent events, which significantly affect the financial statement.

33.    Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2004 ThCh$	2003 ThCh$
Suppliers
Domestic	47,096,586	103,703,371
Foreign	2,571,859	6,449,348
Carrier service	5,452,809	10,618,319
Provision for work in progress	7,960,135	12,257,013
Total	63,081,389	133,028,051

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

35.    Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Original currency capital	Rate %	Maturity	Original currency accrued interest	Total
Sep 09, 04	ABN Amro Bank	ThCh$	15,000,000	0.16	Oct 13, 04	16,306	15,016,306
Sep 09, 04	Banco Credito E Inversiones	ThCh$	13,000,000	0.17	Oct 13, 04	15,015	13,015,015
Sep 09, 04	Citibank N.A.	ThCh$	10,000,000	0.17	Oct 13, 04	11,900	10,011,900
Sep 10, 04	Banco Santander Santiago	ThCh$	10,000,000	0.19	Oct 14, 04	12,667	10,012,667
Sep 14, 04	Banco Santander Santiago	ThCh$	7,000,000	0.17	Oct 14, 04	6,347	7,006,347
Sep 23, 04	Corp Banca	ThCh$	11,900,000	0.16	Oct 25, 04	4,443	11,904,443
Sep 27, 04	Banco Santander Santiago	ThCh$	14,000,000	0.19	Oct 27, 04	2,660	14,002,660
Sep 28, 04	HSBC Bank	ThCh$	5,000,000	0.16	Oct 28, 04	533	5,000,533
Sep 28, 04	HSBC Bank	ThCh$	5,000,000	0.17	Oct 28, 04	567	5,000,567
Sep 28, 04	The Chase Manhattan Bank N.A.	ThCh$	11,500,000	0.17	Oct 28, 04	1,303	11,501,303
Sep 29, 04	Banco Santander Santiago	ThCh$	1,500,000	0.18	Nov 02, 04	90	1,500,090
Sep 29, 04	Corp Banca	ThCh$	3,500,000	0.16	Nov 02, 04	187	3,500,187
Sep 29, 04	Deutsche Bank	ThCh$	13,500,000	0.17	Nov 02, 04	764	13,500,764
Sep 30, 04	Banco Bice	ThCh$	9,200,000	0.19	Nov 04, 04	-	9,200,000
Sep 30, 04	BankBoston	ThCh$	7,000,000	0.17	Nov 04, 04	-	7,000,000
Sep 30, 04	Corp Banca	ThCh$	5,800,000	0.16	Nov 04, 04	-	5,800,000
Sep 30, 04	ABN Amro Bank	US$	19,058,570	0.10	Oct 02, 04	-	19,058,570
Sep 08, 04	Banco Credito E Inversiones	UF	275,114	0.00	Dec 07, 04	—	275,114
	Total		162,233,684			72,782	162,306,466

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

Item 2.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004

INDEX

1. Highlights	57
2. Volume statistics, property, plant & equipment and statements of income	60
3. Analysis of results for the period:
3.1. Operating Income	62
3.2. Non-operating Result	63
3.3. Net Result for the year	63
4. Results by business area	64
5. Statement of cash flows	67
6. Financial indicators	68
7. Explanation of the main differences between market or economic value and the book value of the Company's assets	69
8. Regulatory aspects	69
9. Analysis of markets, competition and relative participation	72
10. Analysis of market risk	75

1.    HIGHLIGHTS

Results for the Period and Figures of the Corporation's Business

As of September 30, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$ 324,372 million, whereas in the period from January to September of the previous year it recorded net income of Ch$ 9,671 million. 2004 income includes the effects derived from the sale of subsidiary Telefónica Móvil de Chile S.A., in July 2004, which produced net income of approximately Ch$ 302,658 million.

Comparison of operating income for 2003 - 2004 was affected by the deconsolidation of Telefónica Móvil de Chile S.A. as of July 2004.

After excluding the effects of Telefónica Móvil from operating income for 2004 and 2003, as detailed below, revenues decreased by 4.0%,whereas operating income increased by 3.5%, which translates into a operating margin of 18.9% with a growth of 1.3 percentage points in comparison with operating margin of 17.6% obtained in 2003.

Operating Income (excluding T. Móvil)
	2003	2004	% Variation
Revenues	448,511	430,418	–4.0%
Costs	(215,359)	(205,637)	–4.5%
EBITDA	233,152	224,781	–3.6%
Depreciation	(154,437)	(143,288)	–7.2%
Operating Income	78,715	81,493	3.5%
Operating margin	17.6%	18.9%	1.3%

Including the effects of Telefónica Móvil, the operating income of Telefónica CTC Chile shows a surplus of Ch$ 77,370 million, 13.7% lower than that reached in the nine-month period ended as of September 30, 2003 in the amount of Ch$ 89,658 million.

It should be noted that revenues includes (at a provision level), the effect of the tariff decree that will come into effect from May 6, 2004 until May 6, 2009, notwithstanding that it is in the process of being informed to the Contraloría General de la República.

Non-operating income for the period from January to September 2004, shows net income of Ch$ 306,961 million, which compares positively to the loss obtained in the same period of the previous year in the amount of Ch$ 58,805 million, derived mainly from the effects of the sale of Telefónica Móvil de Chile, and a drop in financial expenses associated with a lower level of debt and better financing conditions.

In respect to operating business figures, as of September 30, 2004, Telefónica CTC Chile's fixed telephone lines in service reached 2,398,137, presenting a decrease of 3.6% in relation to September 30, 2003. ADSL customers in service increased by 72,907 or 67.8% in relation to the previous year. Long distance traffic increased by 4.1% in domestic long distance (DLD) and 5.1% in outgoing international long distance (ILD), reaching 501,447 thousand minutes and 50,913 thousand minutes, respectively. The ATM link services decreased by 2.1%, whereas dedicated IP links grew by 38.9%.

As of September 30, 2004, the Company's staff reached 3,874 people (does not include Móviles staff), which explains in part the 18.1% decrease compared to September 2003.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization of loans, renegotiation of credit rates and terms and also through the global drop in interest rates. As of September 30, 2004, the financial debt reached Ch$ 753,586 million, reflecting a 17.9% decrease in relation to the nominal financial debt of Ch$ 918,211 million recorded as of September 30, 2003. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated into a decrease of 29.2% in financial expenses in 2004.

Organizational Restructuring

In the framework of the business restructuring that the Company has been undertaking, during the nine-month period ended as of September 30, 2004, Telefónica modified its executive structure in accordance with the changes experienced in the market and the communications business in Chile.

Sale of Participation in Publiguías

On April 26, 2004, Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. all its participation (equivalent to 9% of capital stock) in Sociedad Impresora y Comercial Publiguías S.A. The price of the transaction was US$ 14.8 million, equivalent to Ch$ 9,013 million, with positive income after taxes of Ch$ 4,940 million (historical).

Sale of Telefónica Móvil

The Extraordinary Shareholders' Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the shares issued and paid. The level of approval of the shares present at the Meeting was 73.8%.

The shareholders approved selling the subsidiary for a total of US$ 1,250 million, which is composed of US$ 1,007 million for the value of the shares and the payment of the debt that Telefónica Móvil de Chile had with the Parent Company, with the purchaser paying for the tax derived from the operation up to a maximum of US$ 51 million.

In addition to this matter, the Meeting approved distribution of a dividend of US$ 0.626856 per share, with a charge to retained earnings. At a meeting held on June 14, 2004, the Board approved payment of an interim dividend of US$ 0.208952 per share, with a charge to net income for 2004. Both dividends total approximately US$ 800 million.

In third place, the Meeting approved the modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefonía Móvil de Chile.

Payment of the dividend and modification of the Investment and Financing Policy were subject to the signing of the respective contract and cash payment of the price.

On July 23, 2004, a contract was signed for the sale of the shares of Telefónica Móvil de Chile S.A. to TEM Inversiones Chile Limitada, subsidiary of Telefónica Móvil S.A., under the terms agreed upon at Extraordinary Shareholders' Meeting held on July 15, 2004, in virtue of which on July 28, 2004 TEM Inversiones Chile Limitada paid US$ 1,058 million for the value of the shares plus Ch$ 161,440,964,893 corresponding to the debt that Telefónica Móvil de Chile S.A. had with Compañía de Telecomunicaciones de Chile S.A. as of July 15, 2004. This operation meant for Telefónica CTC Chile recognition of an effect on income (net income) after taxes in the amount of approximately US$ 470 million.

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction dictated Tariff Decree No. 169 which they submitted for recording by the Contraloría General de la República together with the supporting report.

On June 2, Telefónica CTC Chile S.A. made two presentations to the Contraloría General de la República within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed complaints with the Contraloría General de la República against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries of Transport and Telecommunications, Economy, Development and Reconstruction issued their report to the Contraloría General de la República relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that due to their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

In turn, the Ministries defended the scaling of access charges of D.S. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the ministries rejected them as they rejected the objections of Entel, Chilesat and Telmex.

Last October 4, Telefónica CTC Chile once again appealed to the Contraloría General de la República, in order for them to correct new mathematical errors incurred by the Ministries precisely at the time that they corrected the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

To date, the Contraloría General de la República has not made a pronouncement on Tariff Decree No. 169 and the complaints formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility without requiring authorization for each plan.

Telefónica CTC Chile S.A. began commercializing different local telephone service plans, in order for the interested public to be able to opt for an alternative that is different to the rates defined by the regulator.

Dividends Policy

On September 21, 2004, the Board of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distribution of dividends from 30% to 100% charge to net income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders' Meeting. In this context, the Board agreed to distribute an interim dividend charged against 2004 net income, for the total sum of Ch$ 124,430 million in November 2004 (equivalent to US$ 200 million) and subsequently, propose at the Shareholders' Meeting of April 2005, distribution of retained earnings as of December 31, 2004, by means of a final eventual dividend.

2.	VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

Description	September 2003	September 2004	Variation
			Q	%
Lines in Service at (end of period)	2,486,855	2,398,137	(88,718)	–3.6%
Total Average Lines in Service	2,591,492	2,405,316	(186,176)	–7.2%
Local calls (millions) (1)	3,596	3,434	(162)	–4.5%
Inter-primary DLD Minute(2) (thousands)	1,942,546	1,646,855	(295,691)	–15.2%
Total ILD Minutes(3) (thousands)	1,156,417	847,913	(308,504)	–26.7%
ILD Minute Outgoing (incl. Internet)	886,412	542,750	(343,662)	–38.8%
ILD Minutes Incoming	270,005	305,164	35,159	13.0%
Line Connections	191,727	242,034	50,307	26.2%
ADSL Connections in Service	107,580	180,487	72,907	67.8%
Permanent Personnel Telefónica CTC Chile (4)	2,641	2,914	273	10.3%
Permanent Personnel Subsidiaries (4)	2,088	960	(1,128)	–54.0%
Total Corporate Personnel (4)	4,729	3,874	(855)	–18.1%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with term contracts.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of September 30, 2004)

Description	September 2003	September 2004	Variation
			Q	%
Land, Infrastructure, Machinery and Equipment	4,000,104	3,508,118	(491,986)	–12.3%
Projects and Works in Progress	113,986	54,078	(59,908)	–52.6%
Accumulated Depreciation	(2,127,153)	(2,157,964)	59,189	–2.7%
Net Property, Plant & Equipment	1,896,937	1,404,232	(492,705)	–26.0%

Management's Discussion and Analysis of the Consolidated Financial Statements

TABLE No. 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF SEPTEMBER 30, 2004 AND 2003
(Figures in millions of pesos as of 09.30.04)

				VARIATION (2004/2003)
DESCRIPTION	Jan - Sep 2003	Jan - Dec 2003	Jan - Sep 2004	MCh$	%
OPERATING REVENUES
Fixed Telecommunications	327,522	437,175	316,151	(11,371)	-3.5%
Basic Telephony	252,170	332,928	225,425	(26,745)	-10.6%
Fixed Monthly	118,137	155,033	111,453	(6,684)	-5.7%
Variable charge	110,119	146,380	90,884	(19,235)	-17.5%
Connections and Other Installations	4,394	5,730	2,797	(1,597)	-36.3%
Flexible Plans (Minutes)	—	—	2,401	2,401	N.A.
Value Added Services	14,048	18,544	12,910	(1,138)	-8.1%
Others Basic Telephony Services	5,472	7,241	4,980	(492)	-9.0%
Broadband	9,220	13,411	17,568	8,348	N.A.
Access Charges and Interconnections (1)	17,824	26,047	22,888	5,064	28.4%
Domestic Long Distance	6,762	8,878	7,555	793	11.7%
International Long Distance	2,124	2,736	2,081	(43)	-2.0%
Other Interconnection Services	8,938	14,433	13,252	4,314	48.3%
Other Local Telephone Services	48,308	64,789	50,270	1,962	4.1%
Advertising in Telephone Directories	4,342	5,482	4,718	376	8.7%
ISP (Switchboard and Dedicated)	2,095	2,667	2,177	82	3.9%
Telemergencia (Security Services)	3,402	4,850	4,852	1,450	42.6%
Public Phones	8,598	11,292	8,154	(444)	-5.2%
Interior Installation and Equipment Rental	23,318	31,525	23,679	361	1.5%
Equipment Marketing	6,553	8,973	6,690	137	2.1%
Long Distance	49,379	62,827	45,911	(3,468)	-7.0%
Long Distance	21,159	26,707	18,908	(2,251)	-10.6%
International Service	19,717	25,043	18,006	(1,711)	-8.7%
Network capacity and circuit rentals	8,503	11,077	8,997	494	5.8%
Corporate Communications	58,393	80,229	59,460	1,067	1.8%
Terminal Equipment	12,270	17,882	10,333	(1,937)	-15.8%
Complementary Services	11,809	16,312	12,274	465	3.9%
Data Services	19,670	27,203	23,177	3,507	17.8%
Dedicated links and others	14,644	18,832	13,676	(968)	-6.6%
Mobile Communications	175,204	242,135	131,425	(43,779)	-25.0%
Mobile Communications (outgoing traffic)	108,836	152,266	92,990	(15,846)	-14.6%
CPP Interconnection (2)	66,368	89,869	38,435	(27,933)	-42.1%
Other Businesses	5,097	5,869	3,115	(1,982)	-38.9%
TOTAL OPERATING REVENUES	615,595	828,235	556,062	(59,533)	-9.7%
OPERATING COSTS	(396,281)	(535,972)	(355,257)	41,024	-10.4%
Salaries	(42,832)	(57,919)	(36,606)	6,226	-14.5%
Depreciation	(201,615)	(268,698)	(173,019)	28,596	-14.2%
Other Operating Costs	(151,834)	(209,355)	(145,632)	6,202	-4.1%
ADMINISTRATION AND SELLING COSTS	(129,656)	(174,711)	(123,435)	6,221	-4.8%
TOTAL OPERATING COSTS	(525,937)	(710,683)	(478,692)	47,245	-9.0%
OPERATING INCOME	89,658	117,552	77,370	(12,288)	-13.7%
Interest Income	6,048	7,211	7,137	1,089	18.0%
Other Non-operating Income	11,561	12,568	471,688	460,127	N.A.
Income from Investment in Related Companies (4)	650	693	268	(382)	-58.8%
Interest Expenses	(50,221)	(62,409)	(35,533)	14,688	-29.2%
Amortization of Goodwill	(20,573)	(23,523)	(140,000)	(119,427)	N.A.
Other Non-operating Expenses	(7,236)	(12,708)	(7,788)	(552)	7.6%
Monetary correction	966	645	11,189	10,223	N.A.
NON-OPERATING INCOME	(58,805)	(77,523)	306,961	365,766	C.S.
INCOME BEFORE INCOME TAX	30,853	40,029	384,331	353,478	N.A.
Income Taxes	(21,077)	(29,560)	(59,779)	(38,702)	N.A.
Minority Interest	(105)	(144)	(180)	(75)	71.8%
NET INCOME (5)	9,671	10,325	324,372	314,701	N.A.

(1)	Due to accounting consolidation, does not include access charges of 188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Sonda, until August 2003, Telemergencia, Tgestiona and Telefónica Internet Empresas.

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes, certain reclassifications have been made for 2003 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements

3.    ANALYSIS OF INCOME FOR THE PERIOD

3.1    OPERATING INCOME

As of September 30, 2004, operating income reached Ch$ 77,370 million which represents a 13.7% decrease in respect to the period from January to September of the previous year.

Operating Income

Operating income for the period amounted to Ch$556,062 million, a decrease of 9.7% in relation to the income obtained in 2003 which reached Ch $615,595 million.

This variance originated mainly in the decrease in revenues from mobile services which were 25.0% lower than the level of income reached the previous year, mainly due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a 3.5% decrease in income from fixed telephone services, due to a drop in income from basic telephone services, partly offset by an increase in income from broadband and access and interconnection charges.

Revenues from Local Telephone Services:    This income shows a 3.5% decrease, mainly due to a 10.6% decrease in Basic Telephone Service in respect to the previous year, derived from the 17.5% decrease in the level of variable income, as a consequence of a 7.2% drop in the number of average lines in service, the decrease in traffic per line, the provision for the effect of the application of the new rate decree and the migration of customers to flexible plans. Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased by 5.7% mainly explained by the decrease in lines in service and the incorporation of customers to flexible plans, partly offset by the provision for the effect of the application of the new rate decree. Income from connections and other installations dropped 36.3% in respect to the previous year. Flexible plans for minutes offered to customers as of 2004 reached Ch $2,401 million, whereas value added services decreased by 8.1% due in part to the drop in the number of lines in service and the migration of customers to advanced equipment. Other basic telephony services dropped by 9.0%.

The above was partly compensated by the contribution of broadband services which have shown a sustained growth in the last few periods, reaching Ch $17,568 million in 2004 while income from these services in the last year was Ch$ 9,220 million.

Access charges and interconnections increased by 28.4%, mainly due to an 11.7% increase in income from domestic long distance access charges together with a 48.3% increase in other interconnection services.

Other Fixed Telephony Services increased by 4.1%, equivalent to Ch$1,504 million explained fundamentally by the Ch$ 1,450 million growth in income from the telemergencias service (security services) that reached Ch$ 4,852 million in 2004 whereas the previous year it amounted to Ch$3,402 million and an 8.7% increase in income from directory advertising.

Long Distance:    Revenues from these services decreased by 7.0% in comparison to 2003, due to a decrease of 10.6% and 8.7% in DLD and ILD, respectively, situation that was influenced by a decrease in average outgoing long distance prices, in spite of a 4.1% growth in DLD traffic and a 5.1% increase in outgoing ILD traffic. The above is partly offset by media and circuit rentals which show an increase of 5.8% in relation to the period from January to September 2003 due to the deconsolidation of Telefónica Móviles de Chile as of July 2004.

Mobile Communications:    Total revenues from this business decreased by 25.0% due to the deconsolidation of this business due to the sale of Telefónica Móvil de Chile S.A. in July 2004, although the period from January to June showed an increase in relation to 2003, mainly due to the growth in the average mobile customer portfolio.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Corporate Communications:    This business revenue shows a 1.8% increase in respect to the previous year, due to a 17.8% increase in data together with a 3.9% increase in complementary services, partly offset by the 15.8% drop in revenues from commercialization of terminal equipment and a 6.6% drop in revenues from circuits and others.

Other Businesses:    This revenue shows a 38.9% decrease mainly due to the deconsolidation of Istel as of September 2003.

Operating costs

Operating costs for the period reached Ch$ 478,692 million, decreasing by 9.0% compared to 2003, in which they reached Ch$ 525,937 million. Notwithstanding, after excluding the effects of Móviles, consolidated operating costs reached Ch$ 349,342 decreasing by 5.5% in relation to 2003.

This effect is explained by a decrease in depreciation levels, associated to a decrease in the Corporation's investments. Additionally there is a decrease in costs due to the efforts made in the efficient use of resources applied by the Company in the last few periods.

3.2    NON-OPERATING INCOME

Non-operating income obtained in the period from January to September 2004 shows a surplus of Ch$306,961 million, figure that positively compares to the non-operating deficit of the same period in 2003 of Ch$58,805 million. The change in non-operating income is broken down as follows:

Interest income shows an increase of 18.0%, mainly due to a greater volume of available funds, which were transitorily destined to financial investments.

Other non-operating income amounted to Ch $ 471,688 million, mainly due to the sale of subsidiary Telefónica Móvil de Chile together with the sale of the participation in Publiguías recorded in 2004, whereas in 2003 this level of income was less, among the main concepts being the greater value of the price of Terra Networks shares in the market, the sale of 35% participation in Sonda and compensatory indemnities.

Interest expenses decreased by 29.2% in 2004, mainly associated to lower interest bearing debt, renegotiation of rates of current loans, the drop in market interest rates and the effect of the drop in the exchange rate.

Amortization of Goodwill shows a Ch$119,427 million increase in relation to 2003, mainly due to amortization of the sale of subsidiary Telefónica Móvil de Chile.

Other non-operating income increased by 7.6%, derived mainly from restructuring costs recorded in 2004 exceeding the main costs recorded in 2003.

Monetary correction in the period from January to September 2004, mainly shows the effect of greater funds available corresponding to the sale of Telefónica Móvil, recording a gain net income of Ch$ 11,189 million, exceeding by Ch$ 10,223 million that obtained in the same period the year before, which amounted to Ch$ 967 million. It should be noted that a 100% hedge liabilities has been maintained for exchange rate fluctuation and a 70% hedge for interest rate fluctuations. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effect of the exchange rate variation in 2003 and 2004.

3.3    NET RESULT FOR THE YEAR

Net result showed net income of Ch$ 324,372 million, in comparison with net income of Ch$ 9,671 million in 2003. The result obtained in the 2004 period derives mainly from non-operating income of Ch$ 306,961 million obtained in 2004, partly offset by a 13.7% decrease in operating income and the income tax increase, due mainly to the gain obtained in the sale of Telefónica Móvil.

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

4.    RESULTS BY BUSINESS AREA

Local Telephone Business:    Recorded net income of Ch$306,406 million in the period, situation that positively compares to the loss of Ch$ 11,302 million recorded the previous year, due to improved non-operating income that mainly picks up on the effect of the sale of subsidiary Telefónica Móvil de Chile S.A. which generated an approximate gain of Ch$ 302,658, whereas operating income decreased by 6.3%. Net income from this business excluding the effects of Telefónica Móvil shows net income of Ch $ 3,748 million.

Long Distance Business:    Presented net income of Ch$13,855 million, a 21.5% decrease in relation to the previous year. This variation is composed of a drop of 11.1% in operating income, and a non-operating loss that contrasts with the surplus recorded in 2003.

Corporate Communications Business:    This business contributed net income Ch$11,721 million in the period, a 3.4% decrease in relation to 2003 that presents net income of Ch$12,137 million, due to improved operating and non-operating income in 2004 in relation to 2003, but with a greater level of taxes because 2003 had a lower tax load due to the sale of the participation in Sonda.

Mobile Business:    The mobile business shows a loss of Ch$7,978 million in the period, whereas in 2003 it shows net income of Ch$5,963 million. This effect is mainly due to an increase in operating income in the period from January to June 2004, equivalent to 16.5% and the effect of the 28.5% increase in its operating costs due to the strong growth maintained. In July 2004 it was deconsolidated due to the sale of Telefónica Móvil de Chile S.A.

Other Businesses:    The businesses as a whole generated net income of Ch$368 million and operating income of Ch $ 507 million in the period, whereas during the same period the previous year they recorded a net loss of Ch $14,771 million with an operating loss of Ch $6,246 million. These businesses mainly include teletoll services, technonautics, shared services, operation of other businesses and the effect of the sale of the participation in the ownership of Sonda in 2003.

The following table shows the contribution of each business area to the corporate results, excluding the effect of the sale of Móviles in the basic telephone service business:

Management's Discussion and Analysis of the Consolidated Financial Statements

REVENUES AND COSTS BY BUSINESS
AS OF SEPTEMBER 30, 2003 AND 2004
(Figures in millions of pesos as of 09.30.04)

	Fixed Telecomunications			Corporate Communications			Long Distance			Mobile Telephones			Others
	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep
	2003	2003	2004	2003	2003	2004	2003	2003	2004	2003	2003	2004	2003	2003	2004

Operating Revenues	379,196	503,421	366,308	74,340	100,457	74,318	71,674	92,803	64,936	178,911	247,006	136,010	17,495	24,475	13,499
Revenues	327,522	437,175	316,151	58,393	80,229	59,460	49,379	62,827	45,911	175,204	242,135	131,425	5,097	5,869	3,115
Intercompany Transfers	51,674	66,245	50,157	15,947	20,227	14,858	22,294	29,976	19,025	3,708	4,870	4,585	12,398	18,606	10,384

Operating Expenses	(330,904)	(434,451)	(321,042)	(60,963)	(80,023)	(59,399)	(52,048)	(67,811)	(47,489)	(167,970)	(233,281)	(139,716)	(23,741)	(39,908)	(12,992)
Payroll	(37,872)	(52,283)	(44,350)	(5,876)	(8,260)	(6,696)	(4,163)	(5,761)	(1,993)	(10,854)	(14,660)	(8,560)	(7,614)	(10,617)	(4,046)
Depreciation	(136,464)	(181,972)	(126,567)	(9,181)	(12,334)	(8,761)	(8,341)	(11,154)	(8,955)	(47,670)	(65,234)	(35,885)	(602)	(2,912)	(126)
Goods and Services	(99,533)	(128,664)	(97,058)	(15,186)	(21,560)	(12,827)	(28,218)	(35,920)	(25,710)	(101,329)	(142,470)	(89,491)	(13,037)	(16,884)	(7,667)
Intercompany Transfers	(57,035)	(71,532)	(53,067)	(30,721)	(37,869)	(31,114)	(11,326)	(14,976)	(10,832)	(8,117)	(10,915)	(5,781)	(2,488)	(9,495)	(1,154)

Operating Income	48,291	68,970	45,266	13,377	20,434	14,919	19,626	24,992	17,447	10,942	13,725	(3,707)	(6,246)	(15,433)	507

Non-operating Income and Expenses
Financial Expenses	(49,583)	(61,554)	(35,029)	(11)	(18)	(36)	(8)	(16)	(1)	(681)	(886)	(466)	45	63	(2)
Other Income and Expenses	(2,806)	(4,742)	342,605	(443)	(610)	(106)	3,472	878	232	(328)	(1,649)	(157)	(8,458)	(8,988)	(80)
Intercompany Transfers	12,734	16,550	8,102	(597)	(505)	113	(1,219)	(2,051)	(282)	(6,365)	(8,647)	(4,988)	(888)	(483)	(6)

Non-operating Income	(39,656)	(49,747)	315,678	(1,051)	(1,134)	(29)	2,245	(1,189)	(50)	(7,375)	(11,181)	(5,611)	(9,301)	(9,408)	(88)
R.A.I.I.D.A.I.E (*)	194,683	262,750	522,541	21,518	31,652	23,687	30,220	34,973	26,351	51,918	68,664	27,033	(14,989)	(14,989)	547

Taxes and Others	(19,938)	(26,255)	(54,538)	(189)	(1,561)	(3,169)	(4,228)	(4,744)	(3,541)	2,396	2,087	1,339	776	770	(50)

Income After Taxes	(11,302)	(7,033)	306,406	12,137	17,739	11,721	17,643	19,058	13,855	5,963	4,630	(7,978)	(14,771)	(24,071)	368

Result without effect sale Móviles			3,748

(*) R.A.I.I.D.A.I.E.: Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF SEPTEMBER 30, 2003 AND 2004
(Figures in millions of pesos as of 09.30.04)

Management's Discussion and Analysis of the Consolidated Financial Statements

5.    STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of September 30, 2004)

Description	Jan - Sep 2003	Jan - Sep 2004	Variation
			MM$	%
Cash flows from operating activities	203,147	166,044	(37,103)	–18.3%
Cash flows from financing activities	(162,229)	(615,927)	(453,698)	N.A.
Cash flows from investment activities	(40,990)	784,698	825,688	C.S
Effect of inflation on cash and cash equivalents	(606)	(4,544)	(3,938)	N.A.
Net change in cash and cash equivalents for the period	(678)	330,271	330,949	C.S.

The positive variation of Ch$ 330,271 million in cash flows for 2004 compared to the negative variation of Ch$ 678 million in 2003, is derived from the generation of greater cash flows from investment activities due to the sale of permanent investments mainly offset by greater cash flows for financing activities destined to the payment of dividends in the January to September 2004 period.

Management's Discussion and Analysis of the Consolidated Financial Statements

6.    FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

Description	Jan - Sep 2003	Jan - Dec 2003	Jan - Sep 2004
LIQUIDITY RATIO
Current Ratio (Current Assets / Current Liabilities)	0.99	0.86	1.32
Acid Ratio (Most liquid assets / Current Liabilities)	0.14	0.14	0.39
DEBT RATIOS
Debt Ratio (Total Liabilities / Shareholders' Equity)	0.95	0.93	1.14
Long-term Debt Ratio (Long-term Liabilities / Total Liabilities)	0.66	0.59	0.56
Financial Expenses Coverage (Income Before Taxes and Interest / Interest Expenses)	1.49	1.53	11.62
RETURN AND NET INCOME PER SHARE RATIO
Operating Margin (Operating Income / Operating Revenues)	14.6%	14.2%	13.9%
Operational Income Return (Operating Income / Net Property, Plant and Equipment (1))	4.5%	5.9%	4.1%
Net Income per Share (Net Income / Average number of paid shares each year)	$10.1	$10.8	$338.9
Return on Equity (Net income / Average shareholders' equity)	0.7%	0.8%	28.1%
Return Shareholders' on Assets (Net income / Average assets)	0.36%	0.39%	13.86%
Operating Assets Yield (Net income / Average operating assets (2))	0.50%	0.54%	19.85%
Return on Dividends (Paid dividends / Market Price per Share)	N.A	0.8%	29.0%

ACTIVITY INDICATORS
Total Assets	MM$	2,568,166	MM$	2,542,802	MM$	2,138,761
Sale of Assets	MM$	32,054	MM$	32,801	MM$	207,285
Investments in other companies and property, plant and equipment	MM$	103,517	MM$	146,740	MM$	62,710
Inventory Turnover (Cost of Sales / Average Inventory)	4.52		3.10		6.10
Days in Inventory (Average Inventory / Cost of sales times 360 days)	79.71		116.13		59.05

(1)	Figures at the beginning of the year, restated.

(2)	Property, plant and equipment are considered operating assets

(3)	Telefónica CTC Chile did not pay dividends during the January to September period of 2003 and 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements

From the previous table, the following is emphasized:

The common liquidity ratio shows an increase due to an increase in current assets equivalent to 35.6%, due to greater funds transitorily available, whereas current liabilities increased by 16.5% in respect to the previous year.

The debt ratio increased, mainly due to a decrease in shareholders' equity due to distribution of retained earnings through payment of dividends.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expired on May 4, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003, Telefónica CTC Chile S.A. requested that the Resolutive Commission decree tariffs deregulation in specific geographic areas, that they define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile S.A. has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the rate setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for tariff deregulation for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Resolutive Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a

Management's Discussion and Analysis of the Consolidated Financial Statements

pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which provided that notwithstanding the tariff setting by the administrative authority, the dominant companies could offer lower rates or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Bases. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Bases of Subtel and requested the formation of an Experts Commission as established in the law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one of these, which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Bases that will govern the rate study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to rate setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Bases for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff setting.

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Tariff Study. Telefónica CTC Chile requested the formation of the Experts Commission, which was officially formed on March 12. The Experts Commission issued its report on April 2, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on Modifications and Insistence of the Tariff Study, incorporating the recommendations of the Experts Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Tariff Decree No. 169 which they submitted together with the supporting report to the Contraloría General de la República for the recording process.

On June 2, Telefónica CTC Chile S.A. presented to the Contraloría General de la República two presentations within the recording process of Tariff Decree No. 169. The first denounces manifest mathematical errors included in Decree 169, requesting that the controlling organization correct them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Contraloría General de la República against Tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different rates.

On September 16, 2004, the Ministries of Transport and Telecommunications, Economy, Development and Reconstruction issued their report to the Contraloría General de la República relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that due to their review of the tariff model a large part of the

Management's Discussion and Analysis of the Consolidated Financial Statements

mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

In turn, the Ministries defended the scaling of access charges of D.S. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the ministries reject them as they reject the objections of Entel, Chilesat and Telmex.

Last October 4, Telefónica CTC Chile once again appealed to the Contraloría General de la República, in order for them to correct new mathematical errors incurred by the Ministries precisely at the time that they corrected the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

To date, the Contraloría General de la República has not made a pronouncement on Tariff Decree No. 169 and the complaints formulated by Telefónica CTC Chile S.A. and by the telecommunications companies indicated above

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: "Accept the request on fs. 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are not present to authorize tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority."

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, as per the conditions defined for these purposes by the respective authority.

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Telefónica CTC Chile S.A. began commercializing the different plans for local telephone public service, so that the interested public can opt for an alternative that is different to the rate structure defined by the regulator.

Mobile Telephone Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charges, for a period of five years, which expires on February 12, 2004.

Since the expiration of the five-year period of current regulated rates was nearing, on January 10, 2003, Telefónica Móvil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period. In Exempt Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that would apply to the process of setting the Access Charges Tariffs of the mobile telephone public service concessionaire.

On July 25, 2003, Telefónica Móvil presented the Tariff Study to set the tariffs for services subject to tariff setting.

Management's Discussion and Analysis of the Consolidated Financial Statements

On November 22, 2003, the Report on Objections and Counterproposals to tariffs proposed for Telefónica Móvil S.A. for services subject to tariff setting was informed. Telefónica Móvil S.A. requested the formation of an Experts Commission in this respect, which was formed on December 2, 2003, to make a pronouncement on the controversies stated by the concessionary Telefónica Móvil S.A. for services subject to tariff setting for the five-year period from 2004 – 2009. On December 20, the Experts Commission submitted the report to the parties.

On December 22, 2003, Telefónica Móvil S.A. presented the Report on Modifications and Insistence, incorporating the pertinent modifications on the one hand, and on the other, justifiably insisting on the values presented in the Tariff Study, enclosing the report of the Experts Commission.

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree, set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for recording by the Contraloría General de la República, together with the supporting report.

On April 12, 2004, the Contraloría General de la República recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Classification of complementary services

By means of Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications established the categories of complementary services and attributed the numeration to the respective categories of complementary services that the users can access through the public telephone network.

Public consultation of regulation projects

The Undersecretary of Telecommunications made public inquiries regarding regulatory projects for unbundling of the network and IP telephony. Telefónica CTC Chile submitted its opinion regarding regulatory proposals for each of the regulatory projects within deadlines.

Lawsuit Against the State of Chile

Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefónica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

The lawsuit for US$ 274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower tariffs than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

Having concluded the evidence stage, the stage of expert testimony requested by the parties began. The Court designated the experts to inform regarding matters of a technical nature. On April 2 and June 17, 2004, the first expert reports relating to the delay of the access charges for fixed-mobile calls and the optimal locations for switching stations were informed.

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

During the first nine months of 2004 the sector maintains the dynamism that characterizes it, emphasizing acquisitions of operators and changes in the consumption habits of customers.

Management's Discussion and Analysis of the Consolidated Financial Statements

The fixed telephone lines market has continued to be stagnant and voice consumption shows inter-annual changes in the order of –5% in local, –9% in DLD and +1% en ILD.

The mobile telephone market shows an accumulated growth in the order of 19% as of September 2004 in relation to December 2003. Increased income for this concept has been more than offset by the drop in income from mobile operator access charges (27% decrease in access due to rate decree of February 2004).

The Internet market shows migration from switchboard access to broadband, resulting in an approximate decrease of 9% in the switchboard market and 29% growth in broad band.

The following are among the relevant events in the competitive area:

Telefónica Móvil acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004 Telefónica Móviles S.A. announced the agreement for the purchase of the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile operations of Bellsouth in Chile which as of September 2004 have 16% of subscriber market share, operating with a spectrum of 25 Mhz in the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz with CDMA.

On May 18, 2004 the Board of Telefónica CTC Chile unanimously accepted a binding offer, subject to approval of the Shareholders' Meeting, made by Telefónica Móviles S.A. for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile S.A.

On July 15, 2004, a Shareholders' Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC, from which a counteroffer made by the shareholders' arose, which meant that Telefónica Móviles S.A had to pay the taxes derived from the operation.

On July 23, 2004, the sales contract was signed for all the shares of the subsidiary, after which Telefónica CTC no longer participated in the mobile business.

Inquiry on Purchase of Bellsouth

Telefónica Móvil S.A., a subsidiary of Telefónica S.A., presented to the Court of Free Competition an inquiry regarding the contract denominated "Stock Purchase Agreement" dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

Several companies in the area, among them, Telmex, ENTEL, Chilesat and Smartcom filed complaints before the Court of Free Competition against Telefónica Móviles S.A., Compañía de Telecomunicaciones de Chile S.A., Telefónica Móvil de Chile S.A. and Bellsouth Comunicaciones S.A. to prevent the merger of the last two companies. The Company and its subsidiary have not been notified of these complaints.

Telmex enters the domestic market with the purchase of AT&T and Chilesat.

AT&T Latin America, owner of AT&T Chile, filed under Chapter 11 of the Bankruptcy Law of the United States to reorganize its operations. This process derived in a private auction in October 2003 which was awarded to Telmex which assumed the operation in the first quarter of 2004. At the end of April 2004, Telmex announced the acquisition of Chilesat Corp (third long distance operator), which took place in June 2004. After the operation Telmex is owner of 99% of Chilesat.

Management's Discussion and Analysis of the Consolidated Financial Statements

Liberty Media takes control of United Global Com, Parent Company of VTR

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in partnership with the Claro Group, announced the takeover of the management of United Global Com, the full owner of VTR Chile. After this operation, Liberty requested that the Central Prevention Commission (currently the Free Competition Court, or the TLC) analyze the possibility of merging VTR and Metrópolis Intercom. Both companies together represent 98% of the cable TV market in Chile (over 90% of pay TV) and relevant competitors in the broadband market through providing cable modem access. Likewise, VTR is the second local telephony operator in the country. On June 9, 2004 the Fiscalía Nacional Económica issued its report to the Court of Free Competition recommending authorization of the merger only if certain restrictions of a partnership, distribution of contents, prices and quality of services nature are met. The Fiscalía also recommends opening of the broadband cable network to other ISP. The TLC must make a pronouncement on the authorization of the merger without a defined deadline.

Operators double Broadband speed at the same price.

On September 24, 2004, Telefónica CTC Chile announced the doubling of the Broadband access speeds to its customers, maintaining the same prices, introducing strong structural change in the Broad Band market, and forcing its competitors to immediately react with advertising campaigns that announced similar measures.

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services.

Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (SUBTEL)

Currently twelve companies with thirteen brands participate in this market, including 4 rural operators. The penetration rate as of May 2004 was in the order of 21.3 lines per 100 inhabitants. Telefónica CTC Chile has approximately 74.0% of fixed telephone lines as of September 2004.

Long Distance

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded an 8.8% drop in the third quarter of 2004 in respect to the third quarter of 2003. In the same period a decrease of 0.8% is estimated in the ILD market. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, reached an estimate market share of 44.6 in domestic long distance, and 31.1% in outgoing international long distance in the third quarter of 2004.

Corporate Communications

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise, it includes commercialization of advanced equipment (multiple lines and PABx, among others).

Management's Discussion and Analysis of the Consolidated Financial Statements

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share in income of approximately 53% for the first half of 2004, including sales of advanced equipment to companies.

Mobile Communications

Provides mobile communication services (cellular telephones, trunking and wireless data transmission). There are currently four mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking which is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed mobile traffic decreased by 2% in the period from January to September 2004 in respect to the same period the previous year. Likewise, this figure increased 11% for mobile-fixed traffic.

Pay TV.

The pay television market is composed of two main competitors (Metrópolis and VTR) who altogether have approximately 90% of the pay TV market (jointly some 728,420 subscribers as of June 2004), two satellite TV operators and close to 20 cable TV operators in specific areas, which altogether do not exceed 4% of the market.

Internet Access

In this market there are currently approximately 35 ISPs operating effectively, with three of these representing 82% of traffic. IP traffic (switchboard) accumulated from January to September in the network of Telefónica CTC Chile reached the order of 3,747 million minutes, a 21% drop in respect to a similar period in 2003, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of September 2004, Telefonica CTC Chile's broadband connections in service reached 180,487 a growth of 44% compared to December 2003, achieving an estimated broadband market share of 43% as of September 2004, considering speeds equal to or exceeding 128 kbps.

Other Businesses

Other Businesses comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of June 2004 has approximately 25% of the market share considering its own 10,345 public telephones. Additionally, Telefónica CTC Chile has another 18,831 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of September 2004 it is estimated that Telefónica CTC Chile has a market share of 30% in this service.

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and euros and in certain cases, at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Management's Discussion and Analysis of the Consolidated Financial Statements

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange insurance.

As of September 30, 2004, the interest bearing debt in original currency expressed in dollars was US$ 1,237.6 million, including US$ 912.7 million in financial liabilities in dollars, US$ 237.3 million in debt expressed in "unidades de fomento" and US$ 87.6 million of debt in pesos. In this manner, US$ 912.7 million correspond to a debt exposed to foreign currencies, and therefore directly and indirectly exposed to variations of the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of closing of the first quarter of 2004, in close to zero exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of September 30, 2004, the Company had debt at variable interest rates Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Forward Rate Agreements (which protect the Libor rate), to limit the future fluctuations of interest rates. As of September 30, 2004 this has allowed the Company to end with an exposure of 30% of the total interest bearing debt in original currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
By: /s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer